As filed with the Securities and Exchange Commission January 30, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

FORM SB-2

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

__________________________________

PHOTOWORKS, INC.

(Name of small business issuer in its charter)

Washington	7384	91-0964899
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

71 Columbia Street

Seattle, WA 98104

(206) 281-1390

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andrew Wood

Chief Executive Officer

PhotoWorks, Inc.

71 Columbia Street

Seattle, WA 98104

(206) 281-1390

(Name, address, including zip code and telephone number, including area code, of agent for service)

__________________________________

Copies to:

David R. Wilson

Heller Ehrman LLP

701 Fifth Avenue, Suite 6100

Seattle, Washington 98104

Telephone: (206) 447-0900

Facsimile: (206) 447-0849

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [

]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [

]
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [	]

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of Shares to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock, $0.01 par value per share Common stock to be issued on exercise of warrants Total	13,819,310 650,000 3,608,287 18,077,597	$.48 $.40 $.50	$6,633,269 $ 260,000 1,804,144 $8,697,413	$930.62

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high ($.60) and low ($.36) bid prices of our common stock on January 24, 2007 as reported on the OTC Bulletin Board. Offering prices for the common stock to be issued upon exercise of warrants equals the exercise price of the warrants.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT

AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY 30, 2007

PROSPECTUS

18,077,597 SHARES

PHOTOWORKS, INC.

COMMON STOCK

_____________

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 18,077,597 shares of our common stock, consisting of:

- 13,819,310 shares of our currently issued and outstanding common stock; and

- 4,258,287 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions. The selling stockholders will receive all of the proceeds from the sale of the shares. We will pay the expenses of registration of the sale of the shares.

Our common stock trades on the Over the Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “PHTW.OB”. On January 29, 2007, the last bid price for the common stock on the OTC Bulletin Board was $.35 per share.

The selling stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

____________

BEGINNING ON PAGE 5, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. You should read the entire prospectus carefully before you make your investment decision.

____________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

____________

The date of this prospectus is _______ __, 2007

TABLE OF CONTENTS

Table of Contents

Forward Looking Information	2
Prospectus Summary	3

Risk Factors	5

Use of Proceeds	8
Market Price of our Common Stock	8

Selling Stockholders	9

Plan of Distribution	10
Management’s Discussion and Analysis of Financial	12

Condition and Results of Operations

Business	16
Directors and Executive Officers	19
Executive Compensation	21
Certain Transactions	27
Description of Securities	27

Limitation of Liability and Indemnification Matters	28

Legal Matters	28

Experts	28

Where You Can Find More Information	29

Financial Statements	29

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of PhotoWorks, Inc. common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

FORWARD-LOOKING INFORMATION

Statements made in this prospectus that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events, product or service offerings or the future financial performance of the Company. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. These statements only reflect expectations and estimates of the Company's management. A number of risks and uncertainties, including those discussed under the caption “Risk Factors” beginning on page ** and the documents incorporated by reference in this prospectus could affect such forward-looking statements and could cause actual results to differ materially from the statements made in this prospectus. All forward-looking statements contained in this prospectus reflect PhotoWorks' expectations at the time of this report only, and the Company disclaims any responsibility to revise or update any such forward-looking statement except as may be required by law

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision.

The Company

PhotoWorks, Inc. (“PhotoWorks” or the “Company”) is an online photography services company. PhotoWorks offers processing and printing services to both digital and traditional camera users, primarily in the United States. PhotoWorks provides customers with the ability to store and organize photos online, share them with friends and family, and order prints, reprints, photo albums, and photo-related products. In addition, customers can create Custom Photo Books and Signature Photo Cards using PhotoWorks’ state of the art website.

PhotoWorks draws upon a unique dual heritage as a photofinisher with over twenty-five years of experience along with a tradition of innovation and leadership in digital and online photo services. We provide digital camera owners with easy ways to get professional quality digital prints in addition to providing online image storage and management services. PhotoWorks can also process any brand of 35mm film, Advanced Photo Systems (24mm) film or 35mm single-use cameras, and offers prints, slides, digital images and online archiving, all from the same roll of 35mm film.

PhotoWorks was incorporated in Washington State in June 1976. The executive offices are located at 71 Columbia Street, Seattle, Washington 98104, and the telephone number is (206) 281-1390. References to “PhotoWorks”, the “Company”, “we”, “us” and “our” in this prospectus include PhotoWorks, Inc., and its wholly-owned subsidiaries.

The Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 18,077,597 shares of our common stock, consisting of:

- 13,819,310 shares of our currently issued and outstanding common stock; and

- 4,258,287 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

On October 6, 2006, the Company sold common stock and warrants in a private placement in an aggregate amount of $3,100,000 at a price of $.35 per share. The Company issued 8,860,714 shares of common stock and issued warrants to purchase an additional 2,215,179 shares of common stock at an exercise price of $.50 per share. The warrants expire, if not previously exercised, on October 9, 2011. In November 2006, Registrant sold an additional 1,857,143 shares of common stock at $0.35 per share raising an additional $650,000. Along with the shares of common stock, the new shareholders were issued 464,286 in warrants to purchase additional shares at $0.50 per share. The warrants expire, if not previously exercised, on November 6, 2011. The October and November transactions are referred to collectively as the “PIPE Transaction>”

In May and August 2006, the Company completed bridge financings of convertible notes in the principal amount of $3,000,000 (the “Bridge Financings”). These notes were automatically convertible into common stock upon completion of a qualifying financing. In addition, warrants to purchase 3,786,858 shares of common stock at a price of $.40 per share were issued in the May Bridge Financing and warrants to purchase 1,700,000 of common stock at a price of $.50 per share were issued in the August Bridge Financing. As a result of the PIPE Transaction, the notes from the Bridge Financings plus accrued interest in the amount of $122,792 converted into 8,922,271 shares of common stock at a conversion price of $.35 per share. In addition, warrants to purchase an additional 357,143 shares of common stock at an exercise price of $.50 per share were issued to holders of the notes from the August Bridge Financing.

PhotoWorks also issued an additional 850,250 warrants to Craig Hallum Capital Group LLC for investment banking services in connection with the PIPE Transaction and the August Bridge Financing.

In connection with the PIPE Transaction and the Bridge Financings, the Company agreed to file a registration statement with the Commission to register the resale of the shares of common stock issued in the PIPE Transaction and the Bridge Financings, as well as the shares of common stock issuable upon the exercise of warrants issued in the PIPE Transaction and the Bridge Financings for holders other than affiliates of the Company.

We will not receive any proceeds from the sale of our common stock by selling stockholders. See “Use of Proceeds.”

The common shares offered under this prospectus may be sold by the selling stockholders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer. Information regarding the selling stockholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Stockholders” and “Plan of Distribution.”

As of January 25, 2007, we had 39,440,808 shares of common stock outstanding. The number of shares registered under this prospectus would represent approximately 41% of the total common stock outstanding, assuming the exercise of warrants to purchase common stock that were issued in the PIPE Transaction and the Bridge Financings.

Our executive offices are located at 71 Columbia Street, Seattle, Washington 98104 and our telephone number is (206) 281-1390.

Our corporate web site is www.photoworks.com. The information found on our web site is not intended to be part of this prospectus and should not be relied upon by you when making a decision to invest in our common stock.

RISK FACTORS

In addition to the other information in this prospectus, the following risk factors should be carefully considered in evaluating us and our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be harmed.

We may be unsuccessful in increasing revenues from digital services, which would adversely affect our results of operations

Our business model emphasizes the sale and distribution of products and services for users of digital cameras. We have developed additional products and services designed to establish us as the choice for digital camera users for printing, archiving, sharing, viewing and managing personal digital images. However, a number of other companies are attempting to establish this position. Competitors in this area include Ofoto/EasyShareGallery (a Kodak subsidiary), Snapfish (acquired by HP in April 2005), Shutterfly (an independent company) and other traditional providers of photofinishing services. We may not be successful against this competition. The digital printing market has not been fully established. Even if we establish a strong position among consumers for digital products and services, we may not be able to generate significant revenues from this market.

We expect continued declines in film-based processing that will adversely affect our revenues

We have experienced significant declines in revenues from film-based processing in each of the last four fiscal years and we believe this trend will continue. We believe that this is primarily attributable to declines in the mail order photofinishing market and the photofinishing industry in general. In addition, we believe the market shift away from traditional 35mm film and towards digital cameras will continue due to the declining prices for printing and the rapid increase of the digital camera markets increased availability and consumer acceptance of digital cameras. As a result, our revenues from film-based processing are likely to continue to decline for the foreseeable future.

We may not be able to retain existing customers or acquire new customers at a reasonable cost

Future revenues and profitability depend in large part on our ability to retain our current customers and our ability to acquire new digital customers at a reasonable cost. Historically, we used direct-marketing programs offering low-priced or free introductory offers as our primary customer acquisition technique. Over the past years, the cost for these programs has increased and we have seen a decline in customer response rates. Our current marketing focuses on customer reactivation and retention and opportunities to acquire new customers through online channels at a reasonable cost. Our customer acquisition and retention efforts may not be effective. If we do not find a way to successfully acquire new digital customers, retain our current customers, or market successfully against competitors, our business, financial condition and operating results could be harmed.

We rely on key vendors, suppliers and foreign sourcing

We have outsourced our mail order film processing and printing. In addition, we have recently outsourced our digital printing and have closed our production facilities. Our Custom Photo Books, Signature Photo Cards and keepsakes are produced by third-party vendors. The success of our business is dependent in part on the quality and service provided by our vendors. If we experience significant quality or service problems at one or more of our vendors, it could adversely affect our business.

We have no significant long-term purchase contracts or agreements to ensure continued supply, pricing or access to film, paper or chemicals. While we believe that alternate sources of third-party providers are available, it is possible that our vendors might not be able to continue to meet our requirements for services or supplies, or purchase services or supplies in sufficient quantities or on terms as favorable to us as those currently available. Also, changing to an alternate vendor or supplier may cause delays, reduced quality or other problems.

Sales of our services and products on a direct-to-consumer mail-order basis largely depend on the U.S. Postal Service and other common carriers for receipt of orders and delivery of our products. Any significant changes in the operations of or prices charged by the U.S. Postal Service or other common carriers or extended interruptions in postal deliveries could harm our business, financial condition and operating results.

We may be adversely affected by actions of competitors

The market for consumer photofinishing and digital imaging services is highly competitive and still emerging. Many of our competitors have substantially greater financial, technical and other resources than we have. We face competition in consumer photofinishing and digital imaging services from other direct marketers, online companies, and competitors in other distribution channels, including much larger companies. Many of these companies provide photofinishing services on a wholesale basis to independent retail outlets and, in some cases, through multiple retail outlets owned by the photofinisher or online service providers. Many of these competitors also provide photofinishing services within hours. There are no significant proprietary or other barriers to entry into the traditional photofinishing or digital imaging industry. Many of our competitors offer similar photofinishing and digital imaging services and products at lower prices and with a more rapid turnaround time than we offer. Our ability to compete effectively depends on our ability to differentiate our services by offering innovative services and products and exemplary customer service and experience. Although we believe we are a leader in developing and marketing innovative photo-related services and products, competitors can and do provide similar services and products. There can be no assurance we will continue to compete effectively through development of innovative services and products or the provision of exemplary customer service and experience or that we will respond appropriately to industry trends or to activities of competitors.

We may not be able to keep up with rapid technological changes in the photofinishing industry

The photography industry is currently characterized by rapidly evolving technology and consumer demand for services and products. The introduction of digital services and products that use new technologies could render existing services and products obsolete. Our future success will depend on our ability to adapt to new technologies and develop new or modify existing services, products and marketing techniques to satisfy changing consumer needs and attract new customers. The expanded use of digital cameras has had a negative impact on companies such as PhotoWorks that have primarily processed traditional film-based images and slides. The development of these or other new technologies, or failure by us to anticipate or successfully respond to such developments, could harm our business, financial condition and operating results.

We experience fluctuations in quarterly results

Our quarterly operating results will fluctuate for many reasons, including:

-	Seasonality of consumer photographic activity,

-	The mix of products we sell,

-	Promotional activities we conduct,

-	Price increases by our suppliers,
-	Our introduction of new products,
-	Our research and development activities,

-	Our competitors' actions,
-	Fluctuations in the direct-to-consumer market,

-	Changes in usage of digital services and online commerce,
-	Changes in the photofinishing industry

-	General economic influences and conditions.

Demand for our photo-related services and products are seasonal, with the highest volume of photofinishing activity generally occurring during the summer months and holiday season. As a result, our operating results for any period do not necessarily indicate the results that can be expected for any future period. Our operating results in a future period may be below the expectations of public market analysts and investors which may cause the price of our common stock to decline.

Our management information systems and technology may not be viable

We depend on our management information systems, website and technology systems to communicate with customers, process orders, provide rapid response to customer inquiries, manage inventory, and purchase, sell and ship products efficiently. We periodically replace and upgrade certain portions of our systems software and hardware. We take a number of precautions against certain events that could disrupt our systems, including events associated with continuing software and hardware upgrades. Any damages or failures to our computer equipment, technology systems and the information stored in our data center could harm our business, financial condition, and operating results.

Governmental regulation could harm our business

Our operations, including our transmission of digital images over the Internet, are subject to regulation by the U.S. Postal Service, the Federal Trade Commission and various states, local, and private consumer protection and other regulatory authorities. In general, these regulations govern privacy, the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time, and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. Congress has enacted legislation to specifically regulate online commerce and communications and has addressed such issues as the transmission of certain materials to children, intellectual property protection, taxation, and the transmission of sexually explicit material. In addition, some states have enacted legislation that makes the transmission of certain kinds of information, such as obscene content and information that facilitates the commission of criminal acts, a crime.

Other legislation could result in additional regulation or prohibition of the transmission of certain types of content over the Internet. This legislation could result in significant potential liability to us for content transmitted over our website, as well as additional costs and technological challenges in complying with mandatory requirements. We do not assume responsibility to edit the content of our customers' photographs, slides, digital images or personal home pages unless responding to a specific complaint. Legislation which imposes potential liability for content made available over the Internet through our website could require us to implement additional measures to reduce our exposure to such liability. This may require us to incur significant costs or discontinue certain service or product offerings. Although we carry general liability insurance, such insurance may not cover potential claims of this type or may not be adequate to compensate us for the amount of these liabilities. Any costs not covered by insurance incurred as a result of such liability or asserted liability could harm our business, financial condition and operating results.

Sales of a substantial number of shares of our common stock into the public market by major stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize the current trading price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. We had 39,440,048 shares of common stock issued and outstanding as of January 25, 2007. At that date, 6 shareholders owned, directly or indirectly, approximately 68% of the outstanding common stock. If one or more of those shareholders decided to sell a significant portion of their holdings, it could cause the price of our stock to decline substantially.

Trading on the OTC Bulletin Board may be sporadic because it is not a stock exchange, and stockholders may have difficulty reselling their shares.

Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the Company's operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like AMEX. Accordingly, you may have difficulty reselling any of the shares you purchase from the selling stockholders.

Some of our existing shareholders can exert control over us and may not make decisions that are in the best interests of all shareholders.

As of January 25, 2007, officers, directors, and shareholders holding more than 5% of our outstanding shares collectively controlled approximately 67% of our outstanding common stock. As a result, these shareholders, if they act together, would be able to exert a significant degree of influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may harm the market price of our ordinary shares by delaying or preventing a change in control of us, even if a change is in the best interests of our other shareholders. In addition, the interests of this concentration of ownership may not always coincide with the interests of other shareholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. Any proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

MARKET PRICE OF OUR COMMON STOCK; DIVIDENDS

Our common stock trades on the Over the Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “PHTW.OB”.

Our common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol "PHTW.OB." The following table sets forth, for the periods indicated, the high and low bid prices of our Common Stock as reported on the OTCBB. The prices shown reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions. All prices are adjusted for the one for five reverse stock split effective August 8, 2005.

	High	Low
Quarter Ended December 31, 2007	$.62	$.25
Fiscal Year Ended September 30, 2006
First Quarter	$0.65	$0.35
Second Quarter	0.52	0.29
Third Quarter	0.53	0.25
Fourth quarter	0.70	0.30
Fiscal Year Ended September 24, 2005
First Quarter	2.45	1.50
Second Quarter	1.50	0.65
Third Quarter	1.05	0.50
Fourth Quarter	0.85	0.55

On January 25, 2007 the common stock was held by an estimated 4,200 shareholders with approximately 526 holders of record. On January 25, 2007, the high and low bid prices of our Common Stock were $.50 and $.35.

The Company has never declared or paid cash dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. The Company is restricted under the covenants of a bank agreement that supports its corporate credit cards from declaring any dividends on shares of its capital stock without the bank’s prior consent.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock by the selling stockholders (1) as of January 25, 2007 and (2) as adjusted to reflect the sale by selling stockholders of shares offered by this prospectus. Except as set forth in the footnotes to the table, none of the selling stockholders have held any position, office or material relationship with the Company or any of its affiliates within the past three years.

Selling Stockholders	Common Shares Owned Prior To Offering(1)	Common Shares Registered(1)	Common Shares Owned After Offering(1)	Percentage of Shares Following Offering

Alexandra Global Master Fund Ltd.	3,571,429	3,571,429	0	0
Alice Ann Corporation	187,500	187,500	0	0
Ahlberg Joint Revocable Trust	125,000	125,000	0	0
Apollo Capital Management Group, L.P.	1,339,286	1,339,286	0	0
Apollo MicroCap Partners, L.P.	982,143	982,143	0	0
Carolyn Salon	93,750	93,750	0	0
Craig Hallum Partners	550,596	550,596	0	0
Craig-Hallum Capital Group LLC	800,250	800,250	0	0
David C. and Carole A. Brown Revocable Trust	125,000	125,000	0	0
David M. Westrum, Trustee	125,000	125,000	0	0
Dennis D. Gonyea	125,000	125,000	0	0
Janet M. Voight Trust	125,000	125,000	0	0
Elizabeth J. Kuehne	125,000	125,000	0	0
E. Terry Skone	125,000	125,000	0	0
Michael R. Wilcox IRA	125,000	125,000	0	0
Charles W. Pappas IRA	125,000	125,000	0	0
James B. Wallace SPN/PRO	125,000	125,000	0	0
Mark Donahoe IRA	250,000	250,000	0	0
Robert H. Clayburgh IRA	125,000	125,000	0	0
William H. Baxter IRA	93,750	93,750	0	0
William H. Baxter Revocable Trust	93,750	93,750	0	0
Gary A. Bergren	125,000	125,000	0	0
Gary and Leslie Clipper	93,750	93,750	0	0
Glenn P. Baron	125,000	125,000	0	0
Iroquois Master Fund Ltd.	535,714	535,714	0	0
James Carlo Cannell	1,071,429	1,071,429	0	0
Tristan Partners, L.P.	2,500,000	2,500,000	0	0
James J. Tiampo Money Purchase Plan	178,571	178,571	0	0
Jeff Harvey IRA	173,493	173,493	0	0
John C. Jones	173,215	173,215	0	0
John T. Potter	125,000	125,000	0	0
Joel Salon	93,750	93,750	0	0
Kent Johnsen	346,985	346,985	0	0
Mark Alberson	346,588	346,588	0	0
Manual A. Villafana	125,000	125,000	0	0
Paul C. and Nancy S. Seel	125,000	125,000	0	0
Philippe Sanchez	346,350	346,350	0	0
Richard A. Hoel	125,000	125,000	0	0
Robert G. Allison	187,500	187,500	0	0

Steve Chandler	524,643	524,643	0	0
The Tina P. and Timothy W. Goodwin Marital Trust	867,262	867,262	0	0
Verbier SP Partnership, LP	550,893	550,893	0	0

* Less than 1%.

(1) Includes warrants to purchase shares of common stock.

The following selling stockholders have had the following relationships with us over the past three years:

•	Mr. Philippe Sanchez was President of the Company until August 2006 and a director of the Company until January 2007.

PLAN OF DISTRIBUTION

We are registering for resale by the selling shareholders and certain transferees a total of 18,077,597 shares of Common Stock, of which 13,819,310 shares are issued and outstanding and up to 4,258,287 shares are issuable upon exercise of warrants. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock, although we may receive up to $$2,064,143 upon the exercise of all of the warrants by the selling shareholders. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock. If the shares of Common Stock are sold through broker-dealers or agents, the selling shareholder will be responsible for any compensation to such broker-dealers or agents.

The selling shareholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to tie pursuant to this prospectus.

The selling shareholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders will sell their shares of Common Stock subject to the following:

•

all of a portion of the shares of Common Stock beneficially owned by the selling shareholders or their perspective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board Market, any national securities exchange or quotation service on which the shares of our Common Stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

•	each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;
•

some or all of the shares of Common Stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling shareholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of Common Stock short and deliver shares of Common Stock to close out short positions or loan or pledge shares of Common Stock to broker-dealers or agents that in turn may sell such shares; and

•

in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and may receive commissions from the purchasers of the shares of Common Stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any share of Common Stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, none of the selling shareholders have made any arrangements with any broker-dealer or agent for the sale of their shares of common stock.

The selling shareholder and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by the selling shareholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any shares of Common Stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may also transfer, devise or gift the shares of Common Stock by other means not covered in this prospectus in which case the transferee, devisee or giftee will be the selling shareholder under this prospectus.

If required at the time a particular offering of the shares of Common Stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the shelf registration statements of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-deals or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling shareholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will bear all expenses of the registration of the shares of Common Stock including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with the state securities of “blue sky” laws. The selling shareholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling shareholders, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling shareholder will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related securities purchase agreement or will be entitled to contribution. Once sold under this shelf registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Safe Harbor Statement under the Private Securities Litigation Reform Act

This prospectus contains forward-looking statements that relate to future events, product or service offerings, or the future financial performance of the Company. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of such terms and other comparable terminology. These statements only reflect Company management’s expectations and estimates. Actual events or results may differ materially from those expressed or implied by such forward-looking statements due to a number of known and unknown risks and uncertainties. These risks and uncertainties include the ability to generate cash to fund operating activities or obtain additional funding, effective execution of product launches or marketing programs, pricing and other activities by competitors, economic and industry factors, system performance problems due to technical difficulties, and other risks, including those described in the Company’s Annual Report on Form 10-KSB and those described in the Company’s other filings with the Securities and Exchange Commission, press releases and other communications. Any forward-looking statements in this prospectus reflect the Company’s expectations at the time of this prospectus only, and the Company disclaims any responsibility to revise or update any such forward-looking statements except as may be required by law.

Controls and Procedures

As of September 30, 2006, as part of our annual internal audit, we carried out an evaluation, under the supervision of the Internal Audit Committee members, including two of our board members, the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 and 15d-14. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective to timely alert them to any material information relating to the Company (including its consolidated subsidiaries) that must be included in our periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.

We will continue to review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and to improve our controls and procedures over time and correct any deficiencies that we may discover in the future. Our goal is to ensure that our senior management has timely access to all material financial and non-financial information concerning our business. While we believe the present design of our disclosure controls and procedures is effective to achieve our goal, future events affecting our business may cause us to modify our disclosure controls and procedures.

Overview

PhotoWorks, Inc. is an online photography services company. PhotoWorks offers processing and printing services to both digital and traditional camera users, primarily in the United States. PhotoWorks provides customers with the ability to store and organize photos online, share them with friends and family, and order prints, reprints, photo albums, and photo related products. In addition, customers can create unique and innovative Custom Photo Books and Signature Photo Cards offered by PhotoWorks using PhotoWorks’ state of the art website.

To promote our services and products, we rely primarily on online marketing channels and direct marketing. We believe our innovative products and commitment to customer service promote customer loyalty and increase customer demand. We strive to increase both average order size and order frequency by informing our existing customer base of our integrated array of services and products. We also believe that our online archive of customer images is a viable and economic opportunity to monetize a customer’s “personal equity” by providing image storage and management services for digital and film-based camera users and through photo output, in the form of Custom Photo Books, Signature Photo Cards, keepsakes, and digital prints and reprints. In addition we have utilized desk top software to help manage images stored on customer hard drives. (PhotoStreamer 2) Our commitment to expanding our digital service and product offerings is intended to support this strategy. We use online channels and other direct-marketing media to communicate with prospective customers and our existing and inactive customers. We also utilize a customer relationship management system (CRM) which we installed in December 2004 to enhance our communication with new and existing customers.

Our net loss for fiscal 2006 was $3,831,000, compared to a net loss of $7,370,000 in 2005. The net loss for fiscal 2006 has decreased as a result of reorganization started in 2005. PhotoWorks embarked on a comprehensive restructuring plan in late 2003 and in 2005 the management team completed the re-organization from a mail-order film processing business to a leading internet based photo-publishing service focused on the higher margin – and rapidly growing – digital photography market.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net revenues, and expenses. Our estimates and judgments are based upon our historical experience, knowledge of economic and market factors and various other factors that we believe to be relevant given the circumstances and our best estimates for identified one time costs relevant to the discontinuation of the in-house production capacity, the outsourcing of all production, the writing off of redundant assets and the clean up of the production facility and the move to the new office building. Significant policies, methodologies, estimates, and the factors used therein, are reviewed on at least a quarterly basis with PhotoWorks’ Audit Committee. Actual results may differ from these estimates.

The following is a discussion of the estimates included in our financial statements that encompass matters of uncertainty, whereby different estimates could have reasonably been made or changes in such estimates could have a material impact on our financial statements.

Deferred Revenues

Our deferred revenues relate to Prepaid Print Credits and the Pick Your Prints product. With prepaid print credits, customers essentially receive discounted prices on digital products by purchasing bulk quantities of print credits. No revenue is recognized at the time the print credits are purchased. The revenue is deferred until the credits are used to purchase actual products and the products have been shipped to the customer. The Pick Your Prints product, launched in late fiscal 2003, offers film developing with high-resolution scanning. For one price, the customer receives their developed negatives and subsequently orders, online, only the prints they want. The Company defers revenue from the initial film processing and scanning based on the relative fair value of the digital prints to all of the product components. This deferred revenue is recognized when customers order and are shipped their digital prints. In October 2004, this product was enhanced so that the print credits were extendable to all digital products. Given this enhancement and the relative newness of this product offering, management does not believe it can currently estimate, with reasonable accuracy, any breakage on the above products. As more information becomes available over the life cycle of these products, management may be able to reasonably estimate a breakage factor, which may have a material impact on revenues and gross margins.

Deferred Tax Assets

We have gross deferred tax assets totaling $17,786,000, comprised primarily of net operating loss carryforwards. Due to our operating losses, the uncertainty of future profits, and limitations on the utilization of net operating loss carryforwards under IRC Section 382, we have recorded a valuation allowance of $17,786,000 against our deferred tax assets.

Results of Operations

	Fiscal Year

	2006	2005
Consolidated Statements of
Operation Data:
Net revenue	$11,669	$13,723
Gross profit	4,556	3,945
Operating expenses	8,126	9,901
Net income (loss)	(3,831)	(7,370)
Net income (loss) attributable to common shareholders	$(3,831)	$(7,370)

Diluted earnings (loss) per share	$(0.19)	$(0.96)

Diluted earnings (loss) per share attributable to common shareholders	$(0.19)	$(0.96)

Weighted average shares and equivalents outstanding – diluted	19,799,922	7,705,299

Consolidated Balance Sheet Data:
Total assets	$1,754	$2,952
Long-term obligations	1,639	281
Shareholders’ equity (deficit)	$(1,995)	$(189)

The accompanying notes are an integral part of these consolidated financial statements.

Net revenue decreased 15% to $11,669,000 in fiscal 2006 compared to $13,723,000 in fiscal 2005. The decrease in net revenue for fiscal years 2006 was exclusively due to decline in film-based processing volumes and this will be the overall trend for this declining line of business. Net revenue from digital-based processing increased in fiscal 2006 by 68% to $6,372,000 compared to $3,785,000 in fiscal 2005.

Gross profit as a percentage of net revenue for fiscal 2006 increased to 39.0% compared to 28.7% in fiscal 2005. The increase in the gross profit percentage in fiscal 2006 compared to the prior year was primarily due to outsourcing of the film production resulting in reduced unabsorbed overhead cash. Gross profit fluctuates due to the seasonal nature of revenue and revenue per order, combined with fixed operating costs associated with equipment, facilities and fixed overhead costs related to our products and services.

Total operating expenses for fiscal year 2006 were $8,126,000 compared to $9,901,000 for fiscal 2005. The decrease in operating expenses in fiscal year 2006 is due to pro-active involvement of management to control costs.

Marketing expenses in fiscal 2006 increased to $3,473,000 compared to $2,487,000 in fiscal 2005. The increase marketing expense in 2006 is due to additional advertising expenses to target new digital markets.

Engineering expenses in fiscal 2006 were $2,201,000 compared to $3,413,000 in fiscal 2005. The decrease in engineering expenditures in fiscal year 2006 was primarily due to closure of the manufacturing facility and outsourcing the digital print operation during the fourth quarter of fiscal year 2005.

General and administrative expenses decreased to $2,452,000 in fiscal 2006 compared to $3,015,000 in fiscal 2005 due to reduction in compensation and a stronger control of overhead costs.

The other expense in fiscal year 2006 was $261,000, compared to $1,414,000 in fiscal year 2005. The decrease is mainly due to loss on impairment of tangible and intangible assets in the amount of $986,000 incurred as a result of the necessary write-off of assets that become redundant during fiscal 2005, and $1,561,000 of non-cash interest expense.

Liquidity and Capital Resources

As of September 30, 2006, our principal source of liquidity was approximately $825,000 of cash and cash equivalents. During the first quarter of fiscal 2007, we completed a private placement of common stock and warrants and raised approximately $3,751,000 in proceeds.

The Company has experienced significant revenue declines and has incurred operating losses in the past several years. For fiscal 2006, cash flow used in operations was $3,854,000, primarily attributable to a net loss of $3,831,000 compared to prior year’s cash flow used in operations of $4,139,000. Cash and cash equivalents declined from $1,872,000 at the beginning of the fiscal year to $825,000 as of September 30, 2006 and the Company's current ratio declined from 0.81 to 0.59.

Management has taken various actions to reduce operating expenses drastically and to eliminate all fixed product overhead expenses. Implementation of various cost reduction projects combined with the outsourcing of its entire production capacity resulted in the shut down of the 45,000 square foot production facility and the move to a 15,000 square foot office. The impact of the project on our general and administrative costs was realized after the move to the new facility in the second quarter of 2006.

On February 14, 2006, the Company entered into an agreement to sell up to $3,000,000 of conventional convertible debentures and warrants. The first round of $2,500,000 was closed on May 30, 2006. Sunra Capital Holdings, California Pacific Capital LLC, and the Company’s then chief executive officer participated in the first round. The second round of $500,000 was closed on August 22, 2006. Sunra Capital Holdings, Verbier SP Partnership L.P., Craig Hallum Partners, and Craig-Hallum Capital Group LLC participated in the second round. The debentures bear interest at 10% per annum with interest payable on a quarterly basis commencing September 29, 2006 and are convertible at a fixed price of $0.40 per common share of stock. The principal is due and payable on March 29, 2011. In addition to the debentures, warrants were issued to the debenture holders to purchase 1,250,000 shares of common stock at an exercise price of $0.40. These warrants expire five years after closing and the debentures were converted to common stock in October 2006.

On July 27, 2005, PhotoWorks, Inc. consummated the sale of 3,710,575 shares of common stock and warrants to purchase 361,905 shares of common stock for an aggregate purchase price of $2,000,000. The purchase price of the common stock was $.539 per share. The exercise price of the warrants is $1.05 per share. The warrants expire in 5 years if not previously exercised.

On July 27, 2005, PhotoWorks consummated the conversion of two series of its outstanding debentures into common stock and warrants to acquire common stock. The aggregate amount of principal and accrued interest converted of $4,492,000, was converted into 8,244,478 shares of common stock and warrants to purchase 442,636 shares of common stock at an exercise price of $1.10 per share. The warrants have a term of five years.

On July 27, 2005, PhotoWorks exchanged 4,149,373 shares of common stock for all of the outstanding shares of its Series A Preferred Stock. The exchange ratio was based on a price for the common stock of approximately $3.615 per share.

Net cash used in investing activities was $511,000 in fiscal 2005 compared to $688,000 in fiscal 2004 and $256,000 in fiscal 2003. In fiscal 2005, 2004 and 2003, we purchased additional equipment to support our digital strategy.

Net cash from financing activities was $4,041,000 for fiscal 2005 compared to net cash provided of $13,000 in fiscal 2004 and net cash used of $93,000 in fiscal 2003. Net cash from financing activities in fiscal 2005 was primarily due to the $4,000,000 in cash investments into equity during fiscal 2005.

The ratio of current assets to current liabilities was 0.59 at the end of fiscal 2006 compared to 0.79 at the end of fiscal 2005. The decrease in fiscal 2006 is primarily due to the use of cash to fund operations for fiscal 2006.

Inflation

The results of our operations have not been significantly affected by inflation during the last three fiscal years.

BUSINESS

PhotoWorks is an online photography services company. PhotoWorks offers processing and printing services to both digital and traditional camera users, primarily in the United States. PhotoWorks provides customers with the ability to store and organize photos online, share them with friends and family, and order prints, reprints, photo albums, and photo-related products. In addition, customers can create Custom Photo Books and Signature Photo Cards using PhotoWorks’ website.

PhotoWorks draws upon a unique dual heritage as a photofinisher with over twenty-five years of experience along with a tradition of innovation and leadership in digital and online photo services. We provide digital camera owners with easy ways to get professional quality digital prints in addition to providing online image storage and management services. PhotoWorks can also process any brand of 35mm film, Advanced Photo Systems (24mm) film or 35mm single-use cameras, and offers prints, slides, digital images and online archiving, all from the same roll of 35mm film.

PhotoWorks was incorporated in Washington State in June 1976. The executive offices are located at 71 Columbia Street, Suite 200, Seattle, Washington 98104, and the telephone number is (206) 281-1390. References to “PhotoWorks”, the “Company”, “we”, “us” and “our” in this prospectus include PhotoWorks, Inc., and its wholly-owned subsidiaries.

Overview

Fiscal year 2006 marked additional efforts to transform the Company from a legacy mail order film processing business to an internet based digital photo-publishing company.

During the fiscal year 2006, PhotoWorks achieved four critical accomplishments:

1)	Improved gross margin

The outsourcing of the film and digital production has enabled us to decrease costs and improve gross margin.

2)	Obtained additional financing

In 2006 the Company raised $3 million additional funding through bridge loans that converted to shares of common stock at $0.40 per share in October 2006. In the first quarter of fiscal 2007, the Company completed a private placement of $3,751,000 of common stock and warrants @ $0.40. These financing arrangements are expected to provide sufficient capital for at least the next 12 months of operation.

3)	New sales driven website and new digital imaging platform

During 2006, PhotoWorks continued focus on its web development efforts; improving the customer experience online. Focus was on site feature development, community sharing capabilities and marketing acquisition channels.

4)	New product range and marketing capabilities

Fiscal 2006 saw significant innovation and development on PhotoWorks website and community based features that enabled consumers to upload, create and share products more easily. PhotoStreamer2 and our books creation platform were totally revamped allowing more options for consumers to use the site. At the end of 2006, we introduced an upgraded slideshow sharing experience. We built upon our multi-channel online direct marketing capabilities to efficiently acquire customers and drive repeat orders from the existing base.

Total net revenues decreased 15% to $11,669,000 in fiscal 2006 compared to $13,723,000 in fiscal 2005. The decrease in total net revenues is due to the industry-wide decline in film-based processing volumes, a trend which will continue. However, and more importantly, net revenues from digital-based processing increased in fiscal 2006 by 68% to

$6,372,000 compared to $3,785,000 in fiscal 2005. Gross margin as a percentage of net revenues for fiscal 2006 increased to 39.0% compared to 28.7% in fiscal 2005.

The Company reported a net loss of $3,831,000, or a loss of $0.19 per share, for the fiscal year 2006 compared to a net loss of $7,370,000 or a net loss of $0.96 per share for the fiscal year 2005. Net loss for fiscal 2006 has decreased as a result of reorganization started in 2005.

Operating Strategy

The principal elements of our operating strategy are the introduction of innovative, convenient, easy-to-use digital services and products and a commitment to service and customer satisfaction. We will continue to emphasize excellent service, professional quality, and convenience rather than try to be a low-price provider.

Management believes that providing high-quality services to the digital market is the key driver to our success. We believe that consumers will continue to convert from traditional film-based cameras to digital cameras.

We have structured our operations so that all of our product processing and delivery has been outsourced to third party vendors. We believe this strategy will allow us to grow our business without significant additional capital investment for plant and equipment and to adjust in the event there are technology shifts in the production process.

We believe that our complementary value-added services and products, including Custom Photo Books, Signature Photo Cards and keepsakes, promote customer loyalty and increase customer demand. Our commitment to ease of use and expanded service and product offerings is intended to support this strategy. We will continue to focus in insuring that customer experience at every touch point is excellent and compelling.

Marketing

Products and Services

PhotoWorks offers a variety of creative high-quality products and services through which it seeks to differentiate itself from its competitors. Our online services offer immediate viewing and sharing of images online and quick turnaround for products and we believe we are highly competitive in this market. Mail-order photofinishing is generally longer than many alternative sources for photofinishing services and turnaround time for traditional mail-in processing services remains a competitive disadvantage for us.

PhotoWorks has an established tradition of service and product innovation for both traditional and digital camera users. Our Signature Photo Cards are differentiated from other online offerings by their high-end design and professional quality and our Custom Photo Books allow consumers to easily custom design online a personal memento of photographic memories into a professionally printed and bound book.

Customer Service and Support

The direct-to-consumer photofinishing business involves contacts with a large number of customers. We believe that providing exemplary customer satisfaction and experience is critical to our ongoing success. PhotoWorks has a 100% satisfaction-guarantee policy under which we will provide a full refund if a customer's complaint cannot otherwise be resolved. As of January 25, 2007, we had a customer service staff of 11. These personnel have direct access to our database and are trained to promote certain of our services and products, as well as to answer questions regarding order status and use of PhotoWorks' digital and online services.

PhotoWorks maintains a website on the Internet (www.photoworks.com). Our current website incorporates leading technology with an easy to use and intuitive user experience. While online, customers may use the PhotoWorks(TM) service to privately upload, view, store, share, manage or email their photos to friends and family, and order PhotoWorks' Custom Photo Books and Signature Photo Cards, as well as keepsakes, prints and reprints. Customers may also obtain the status of their orders, access answers to frequently asked questions, and send email messages to customer service.

Technology Systems

We have implemented technology to support customer order processing, image archiving, and Internet accessibility. These services and systems use a combination of proprietary technologies and commercially available, licensed technologies. Internal development is focused on creating and enhancing the specialized, proprietary software that is unique to the business. We use a set of applications for:

•	Accepting and validating customer orders
•	Archiving images
•	Internet image viewing, ordering prints and other products
•	Managing shipment of products to customers based on various ordering criteria

Systems are designed based on industry standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. The systems provide a 24-hour-a-day, seven-day-a-week availability. We use load balancing systems and redundant servers to provide for fault tolerance.

The market in which PhotoWorks competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements and enhancements, and changing customer demands. Accordingly, future success will depend on our ability to:

•	Adapt to rapidly changing technologies
•	Adapt services to evolving industry standards
•	Continually improve the performance, scalability, features, and reliability of service in response to competitive service and product offerings and evolving demands of the marketplace

Failure to adapt to such changes would have a material adverse effect on our business, results of operations, and financial condition.

Competition

The major competitors in our market are Kodak, Snapfish (owned by HP) and Shutterfly. In addition to these major competitors there are numerous other companies that offer online photo-finishing services.

We believe that our success in the digital and photography industry will be based on our ability to generate brand awareness through the introduction of innovative and differentiated products and services such as our Signature Photo Cards and Custom Photo Books and the provision of exemplary customer service at every touch-point. We offer premium quality and competitive prices for our digital and film-based print services. Other competitors can and do provide similar services and products. There are no significant proprietary or other barriers to entry into the digital or consumer photofinishing industry.

The digital photography industry is characterized by rapidly evolving technology and consumer demand for services and products. The introduction of photographic services and products involving new technologies could render existing services and products obsolete. Our future success will depend on our ability to adapt to new technologies and develop new or modify existing services and products to satisfy evolving consumer needs. For example, the commercialization of digital imaging technologies is having an adverse impact on the photofinishing industry and has among other factors, accounted for our declines in revenues. The development of new technologies or any failure by us to anticipate or successfully respond to such developments could have a material adverse effect on our business, financial condition and operating results. See "Risk Factors."

Proprietary Technology

We currently market our services and products under registered and common-law trademarks and service marks, including PhotoWorks®, Seattle Film Works®, PhotoMail®, PhotoStreamer®, Pictures On Disk™, Photo Clutch™ and Pictures On Disk™on CD. See "Risk Factors."

We consider a large portion of our website and infrastructure processes to be proprietary. We make limited patent filings, in part to avoid disclosure of our competitive strengths. However, we do attempt to protect our proprietary rights through a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements, restricting access to certain portions of our premises, and contractual restrictions on use and disclosure in our end-user licenses. The legal and practical enforceability and extent of liability for violations of license agreements are unclear.

Governmental Regulation

PhotoWorks' operations, including transmission of digital images over the Internet, are subject to regulation by the U.S. Postal Service, the Federal Trade Commission, and various state, local, and private consumer protection and other regulatory authorities. In general, these regulations govern the manner in which orders may be solicited, the form and content of advertisements, privacy issues, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. Congress has enacted legislation to specifically regulate online commerce and communications and has addressed such issues as the transmission of certain materials to children, intellectual property protection, taxation, and the transmission of sexually explicit material. In addition, some states have enacted legislation that makes the transmission of certain kinds of information, such as obscene content and information that facilitates the commission of criminal acts, a crime.

Legislation enacted by Congress and the state legislatures could result in additional regulation or prohibition of the transmission of certain types of content over the Internet or in the imposition of taxes or fees on transactions conducted over the Internet. This could result in significant potential liability to PhotoWorks, as well as additional costs and technological challenges in complying with mandatory requirements. See "Risk Factors."

Environmental Compliance

Since November 2005, all of our photofinishing has been provided by third party vendors. Prior to that date, our photofinishing operations involved the use of several chemicals which are subject to federal, state and local governmental regulations relating to the storage, use, handling and disposal of such chemicals. We actively monitored our compliance with applicable regulations and work with regulatory authorities to ensure compliance. We have never received a significant citation or fine for failure to comply with applicable environmental requirements. We decommissioned and outsourced our film processing facility during fourth quarter of 2005.

Employees

As of January 25, 2007, PhotoWorks had 48 employees, of whom approximately 7 in administration, 10 in marketing and business development, 20 in technology and development and 11 in customer service. None of our employees are covered by a collective bargaining agreement, and we believe relations with our employees are good.

Legal Proceedings

We are involved in various routine legal proceedings in the ordinary course of our business, none of which are material to our business or financial condition.

DIRECTOR AND EXECUTIVE OFFICERS

Our directors and executive officers are as follows:

Name	Age	Position

Andrew Wood	521	President/Chief Executive Officer/Director

Paul B. Goodrich	60	Director

Mark L. Kalow	51	Director
Joseph Waechter	52	Director
Edward Holl	47	Director
Thomas J. Kelley	36	Vice President/Chief Marketing Officer

Dan Zimmerman	42	Vice President Operations

Bruce Fischer	62	Chief Financial Officer/Chief

Accounting Officer/Corporate Secretary

The principal occupations and brief summary of the background of each director and executive officer are as follows:

Andrew Wood became a director of the Company in June 2006 and became its President and Chief Executive Officer in August 2006. Mr. Wood has over 25 years of domestic and international experience in technology-enabled service industries. He has held CEO roles for over 15 years. Since 2001 he has served as CEO of Wood-ASIO, a privately-held consulting organization providing confidential assistance to technology and service industry companies. Between 2001 and 2003 he was CEO of Shutterfly, the national leading independent photofinisher, where he streamlined operations, sharply focused company goals and guided the company to profitability well ahead of schedule. From 2003 to 2004 he was CEO of SkyBitz, a satellite tracking-based service business, where sales traction, product stabilization and development, and channel partnerships were significant challenges. These issues were resolved, along with a new $20M round of financing that brought in Motorola as a strategic partner. From 2005 to 2006 he undertook the role of CEO of Fulmer Logistics, an agent-based third party logistics organization where a revised strategic position was required. Throughout his career, he has gained expertise in growing business operations in complex emerging markets. As CEO of Exel Logistics, he launched the North American business and successfully steered the company’s revenues to $500M in four years, along with industry leading profitability. Andy cut his teeth in the corporate world with Coca Cola in the UK, where he was part of a team charged with energizing and restructuring the UK soft drink’s market. He advises a number of companies and VC’s, as well as serving on the Board of two private companies in addition to PhotoWorks.

Paul B. Goodrich became a director in February 2000. Mr. Goodrich is a Managing Director of Madrona Venture Group, L.L.C., an early-stage venture capital firm focused on the Internet economy in the Northwest. Mr. Goodrich was formerly the Seattle Partner for a Chicago-based venture capital firm and a Partner with Perkins Coie, a Seattle law firm. He is a director of Sharebuilder Corporation.

Mark L. Kalow became a director in May 2004. Mr. Kalow co-founded and served as COO and CFO at Live Picture, Inc. in 1993. He also served as Interim CEO to sell Live Picture to MGI Software (transaction closed in June 1999). More recently, Mr. Kalow co-managed the U.S. venture capital activities of a major Japanese strategic software and services investor, Trans Cosmos USA. His experience also includes management positions in finance, product management and marketing at IBM, and as vice president of telecommunications for two years at Chase Manhattan Bank.

Joseph Waechter became a director in August 2005. Mr. Waechter has served as a director and the President of Sunra Capital Holdings, Ltd., an investment firm, since May 2002. He is also the Managing Partner of California Pacific Capital, LLC. Since 1998, he has been a director of Merchants Group International, an investment firm. From 1989 to December 1997, Mr. Waechter served as Chairman and Chief Executive Officer of United Micronesia Development Association, Inc., a holding company with investments in the tourism, telecommunications and airline industries. During that period, he served as a Director of Continental Micronesia, Inc., a commercial airline. From 1994 to 1997, Mr. Waechter served as Chairman, Chief Executive Officer and a Director of Danao International Holdings, a developer of golf, hotel and resort projects in Vietnam. From 1972 to 1987, Mr. Waechter served in a number of positions with DHL Worldwide Express, an international air express delivery company, including President and Chief Executive Officer from 1983 through 1987. Mr. Waechter holds a B.A. degree from San Francisco State University.

Edward C. Holl became a director of the Company in October 2005. He currently serves as President of California Atlantic Limited Inc., and Managing Member of Matinicus Capital Management LLC, both private investment firms. He also serves in various adversary roles to private companies in which he invests as a private investor.  Prior to this, Mr. Holl served as senior executive of Merchants Group International, a California based private equity firm.  Mr. Holl has 25 years experience in the financial industry having held various executive and non-executive positions since 1982. He started his career with Bateman Eichler Hill Richard Inc. of Los Angeles, where he co-founded the firm’s first investment management group which accumulated over $1 Bullion in assets after three year of launch between 1986 and 1989.  Mr., Holl was a Senior Vice President with Shearson Lehman Brothers between 1990 and 1993 and later on Chairman and CEO of two smaller broker dealers in northern California. Mr. Holl has held a variety of board and advisory positions since 1982. Mr. Holl received a BA from Occidental College in Los Angeles, a C.E.P. from the Institut D'Études Politiques de Paris in France and an MBA from the Anderson Graduate School of Management at the University of California, Los Angeles.

Thomas J. Kelley was appointed PhotoWorks’ Chief Marketing Officer in June 2004. Before joining PhotoWorks, Mr. Kelley was General Manager of Consumer Marketing for RealNetworks where he was responsible for creating marketing strategies and customer acquisition programs for RealNetworks' industry-leading subscription services including RealRhapsody, SuperPass, and RealPlayer. Mr. Kelley's credentials also include more than 10 years of advertising agency experience at two of the industry's premier creative agencies. Mr. Kelley led business development and account management for OWNP Advertising in San Francisco. Prior to that, he spent 7 years at Wieden + Kennedy managing the Nike account.

Bruce Fischer was appointed Vice President of Finance in September 2006.   He joined PhotoWorks, Inc. as their Controller in June 2006.    Prior to that he was the Controller of SCS Refrigerated Services since 2004 and Controller and acting CFO for Western Package express from May 2000 to Jan 2004. Bruce Fischer brings over 25 years of financial and auditing experience in both public and private companies at the senior management level.  Additionally, he started and operated Fischer and Associates, a full service public accounting and management consulting company with offices in the Puget Sound area. Fischer received his MBA in Finance from DePaul University and completed his undergraduate work at the University of Washington.

Dan Zimmerman joined PhotoWorks in May 2004 after PhotoWorks acquired assets of PhotoAccess Technologies where he was the Vice President of Engineering and had worked since 1999.   Dan has more than 20 years of experience in software development, Desktop Publishing, and Internet development in the software industry. Before PhotoAccess, Zimmerman worked on Internet technologies for the Core Technology team at Adobe Systems, where he was responsible for delivering key technology components for all of Adobe's products and was a key member of the PageMaker development team at Aldus Corporation.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation paid by the Company for services rendered during fiscal years 2006, 2005 and 2004 to any person who served as Chief Executive Officer during fiscal 2006, and executive officers of the Company whose total salary and bonus exceeded $100,000 in fiscal 2006 (the “Named Executive Officers”):

Summary Compensation Table
		Annual Compensation		Long-term Compensation Awards

Name and Principal Position	Fiscal Year	Salary	Bonus	Securities Underlying Options	All Other Compensation(1)

Philippe Sanchez (2) President/CEO, and Director	2006	$275,000	0	0	$16,863
	2005 2004	$251,681 209,540	$67,500 0	873,400 200,000	2,390 2,029
Andrew Wood (3) President/CEO and Director	2006	$23,077		575,000	$ 152
Thomas Kelley, Vice President/Chief Marketing Officer(4)	2006 2005 2004	169,175 $168,750 50,135	0 0	0 200,000 40,000	$15,918 1,866 467
Daniel Zimmerman Vice President-Engineering	2006 2005 2004	$143,007 143,018 33,333	0 $ 9,750 0	40,000 129,500 30,500	$11,793 9,835 3,191
Michael F. Lass (5) Vice President-Operations	2006 2005 2004	$135,208 162,295 162,310	0 0 0	0 0 0	$11,770 1,866 1,622
Werner Reisacher (6) Chief Financial Officer	2006 2005	$107,885 47,596	0 0	0 0	$ 8,266 1,944

(1) These amounts represent Company contributions to the PhotoWorks 401(k) Plan and  payments for term life insurance, short-term disability insurance and long-term disability insurance.

(2) Mr. Sanchez was replaced as President/CEO in August 2006.

(3) Mr. Wood became President/CEO in August 2006. Of his options received during fiscal 2006, 75,000 were received for his service as a director prior to becoming chief executive officer of the Company.(4) Mr. Kelley joined the Company in June 2004.

(5) Mr. Lass terminated his employment with the Company in April 2006.

(6) Mr. Reisacher joined the Company in June 2005 and terminated his employment in May 2006.

Employment Agreements

Mr. Andrew Wood became the Company’s President and Chief Executive Officer on August 16, 2006. Pursuant to an employment agreement with the Company, Mr. Wood receives a base salary of $250,000 per year. Mr. Wood also received a grant of options to purchase 500,000 shares of PhotoWorks’ common stock. The grant vests over four years, with 25% vested immediately and the remainder vesting ratably on a monthly basis over the following four years. The exercise price was $.60 per share, which was the fair market value of PhotoWorks’ common stock on August 16, 2006. The term of the options is five years. In addition, the Company will pay Mr. Wood an annual bonus up to 50% of his base salary based on meeting mutually agreed objectives tied to Company revenue growth and earnings. In connection with Mr. Woods’ relocation to the Seattle area, the Company agreed to reimburse him for his accommodation costs in the Seattle area for a period of six months for a furnished one bedroom apartment or studio. Upon termination of Mr. Wood’s employment by the Company other than for cause or his resignation for good reason, he will be entitled to six months’ base salary as a severance payment.

Option Grants in Last Fiscal Year

The Company has stock option plans pursuant to which options to purchase Common Stock are granted to officers and key employees of the Company. The following tables show stock option grants and exercises pertaining to the Named Executive Officers of the Company during fiscal 2006, and the year-end potential realizable value of all their outstanding options. The vesting of options may be accelerated at the discretion of the administrator of the option plans. None of Mr. Sanchez, Mr. Kelley, Mr. Lass nor Mr. Reisacher received any option grants during fiscal 2006.

	Number of Securities Underlying Options Granted (1)	Individual Options Granted			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Exercise Expiration (3)

		% of Total Options Granted to Employees in Fiscal Year	Exercise Price (2)	Expiration Date

					5%	10%

Andrew Wood	75,000	5.0%	$.31	6/21/16	$ 37,872	$ 60,305
Andrew Wood	500,000	33.4%	$.60	8/16/11	382,884	483,153
Dan Zimmerman	40,000	2.7%	$.42	4/26/16	27,365	43,575

____________________________

(1)

The Company's stock option plans are administered by the Compensation Committee of the Board of Directors, which determines to whom options are granted, the number of shares subject to each option, the vesting schedule and the exercise price. Options granted to officers or directors of the Company from the Company’s 2005 Stock Incentive Compensation Plan may be exercised for a period of three months following termination of employment.

(2)

All options are granted with an exercise price equal to the fair market value of the Company’s Common Stock on the date of grant. The exercise price may be paid by delivery of shares already owned by the option holder with a market value equal to the aggregate exercise price. With the permission of the Compensation Committee, the exercise price may also be paid by withholding shares that would otherwise be received by the option holder.

(3)

Potential realizable value is based on the assumption that the stock price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These values are calculated based upon requirements of the Securities and Exchange Commission and do not reflect the Company’s estimate or projection of future stock price performance. The actual value realized may be greater or less than the realizable value set forth in this table.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

The following table sets forth certain information, regarding options to purchase Common Stock held as of September 30, 2006, by each of the Named Executive Officers, as well as the exercise of such options during the fiscal year ended September 30, 2006. In addition, the following table reports the values for in-the-money options, which values represent the positive spread between the exercise price of such options and the fair market value of the Company’s Common Stock as of September 30, 2006. Mr. Lass and Mr. Reisacher did not exercise any stock options during fiscal 2006 nor did they hold any stock options at September 30, 2006, so they have been excluded from the table.

	Shares Acquired Upon Exercise	Value Realized (1)	Number of Securities Underlying Unexercised Options at September 30, 2006 (2)		Value of Unexercised In-the-Money Options at September 30, 2006 (3)

			Exercisable	Unexercisable	Exercisable	Unexercisable

Philippe Sanchez	0		597,823	475,577	$23,000	$ 0
Andrew Wood	0		143,758	431,242	3,750	11,250
Thomas Kelley	0		127,654	112,346	0	0
Dan Zimmerman	0		94,490	105,510	3,485	4,945

____________________________

(1)

Value realized is calculated by subtracting the exercise price of the option from the market value of a share of the Company’s Common Stock on the date of exercise and multiplying the difference thereof by the number of shares purchased.

(2)	Future exercisability is subject to vesting and the option holder remaining employed by the Company.
(3)

Value is calculated by subtracting the exercise price of the option from the market value of a share of the Company's Common Stock as reported on the Over The Counter Bulletin Board (OTCBB) on September 30, 2006 and multiplying the difference thereof by the number of shares.

Security Ownership of Certain Beneficial Owners and Management

and Related Stockholder Matters

The following table sets forth information, as of the Record Date, with respect to all shareholders known by the Company who beneficially own more than 5% of the Company’s Common Stock. Except as noted below, each person or entity has sole voting and investment power with respect to the shares shown.

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class
California Pacific Capital L.L.C. (1) Sunra Holdings, Ltd. Joseph Waechter Suite 1500 50 California Street San Francisco, CA 94111	12,643,550	30.7
Matinicus LP (2) Edward Holl John P. Zinn 51 West 95th Street New York, NY 10025	6,345,286	15.8
The Tahoma Fund, L.L.C. (3) Orca Bay Capital Corporation Orca Bay Partners, L.L.C. Stanley McCammon John E. McCaw, Jr. Ross Chapin P.O. Box 21749 Seattle, WA 98111	2,766,248	7.0
J. Carlo Cannell (4) P.O.Box 3459 240 E. Deloney Ave., Jackson, WY 83001	2,857,143	7.2
Alexandra Global Master Fund Ltd. (5) Citco Building, Wickams Cay P.O. Box 662, Road Town Tortola, British Virgin Islands	2,857,143(6)	7.2

(1)

The registered holder of these securities is Sunra Holdings, Ltd. California Pacific Capital controls Sunra and Joseph Waechter controls California Pacific Capital. The amount shown includes warrants and vested options to purchase 1,719,642 shares of common stock.

(2)	Mr. Holl and Mr. Zinn are the managers of entities that control Matinicus LP. The amounts shown include warrants to purchase 627,023 shares of common stock.
(3)

Orca Bay Partners, L.L.C., (“Orca Bay”) is the Manager of The Tahoma Fund, L.L.C., (“Tahoma”). Orca Bay Capital Corporation (“OBCC”), Stanley McCammon (“McCammon”), John E. McCaw, Jr. (“McCaw”), and Ross Chapin (“Chapin”) are all affiliates of Orca Bay.

(4)

Mr. Cannell is the controlling member of Cannell Capital, LLC ("Adviser"). The Adviser acts as the investment sub adviser to The Cuttyhunk Fund Limited, investment adviser to Anegada Master Fund Limited, and TE

Cannell Portfolio, Ltd and is the general partner of and investment adviser to Tonga Partners, L.P., Tristan Partners, L.P., and Kauai Partners, L.P.

(5)

Alexandra Investment Management LLC (“AIM”) serves as investment advisor to Alexandra Global Master Fund Ltd. (“Alexandra”). By reason of such relationship, AIM may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. AIM disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person.

Mr. Mikhail A. Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of AIM. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Alexandra. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person.

(6)

The amount shown excludes certain shares of common stock that Alexandra has the right to acquire upon exercise of a warrant. The warrant contains limitations on the exercise thereof which make the warrant unexercisable to the extent the holder would upon exercise, beneficially own more than 4.999% of common stock. The amount shown as beneficially owned by Alexandra is based on such limitations. In the absence of such limitations, the number of shares of common stock which Alexandra would have the right to acquire upon exercise of the warrant would be 714,286 shares and the number of shares of common stock that Alexandra would be deemed to beneficially own would be 3,571,429 shares of common stock representing 8.9% of the Class.

The following table indicates ownership of the Company’s Common Stock and of options and warrants that are currently exercisable or exercisable within 60 days of December 15, 2006 by each director of the Company, each Named Executive Officer, and by all directors and executive officers as a group, all as of December 15, 2006.

Directors:	Age	Common Stock	Options and Warrants	Percent of Class
Philippe Sanchez	42	0	705,001	1.8
Edward Holl (1)	47	5,718,263	627,023	15.8
Paul B. Goodrich (2)	60	1,383,124	0	3.5
Mark Kalow	51	10,000	38,425	*
Joseph Waechter (3)	53	10,923,908	1,719,642	30.7
Andrew Wood	52	0	352,104	*
Additional Named Executives:
Thomas Kelley	36	0	151,917	*
Dan Zimmerman	42	31,116	111,290	*
Michael F. Lass	50	0	0	*
Werner Reisacher	65	0	0
All current directors and named executive officers as a group (10 persons)		18,066,411	3,705,402

* Percent of class is less than 1%

(1)	Mr. Holl owns 144,596 shares directly. The remaining shares and warrants are owned by entities of which Mr. Holl is a controlling person.

(2)	Shares are owned by funds of which Mr. Goodrich is a controlling person.
(3)	Shares, options and warrants are owned as follows:
Shares	Options	Warrants
Sunra Holdings, Ltd.	7,538,391	0	1,107,142

California Pacific Capital LLC	3,385,517	0	562,500
Joseph Waechter	0	50,000	0

Mr. Waechter is controls both Sunra Holdings, Ltd. and California Pacific Capital LLC.

Equity Compensation Plan Information

In millions (except per share amounts)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,903,000	$.64	1,483,850

Equity compensation plans not approved by security holders	150,000	$.71	0

Total	3,053,000	$.64	1,483,850

1999 Employee Stock Option Plan. In October 1999, the Company’s board of directors adopted the 1999 Employee Stock Option Plan, or 1999 Employee Plan, which provides for discretionary grants of non-qualified stock options to non-officer employees and other service providers. A total of 160,000 shares of common stock have been reserved for issuance under the 1999 Employee Plan. As of September 30, 2006, all of the options available under the 1999 Employee Plan had been granted.

Options under the 1999 Employee Plan expire between five and seven years from the grant date and each option has an exercise price of not less than the fair market value of the Company’s stock on the date the option is granted. The options granted under the 1999 Employee Plan generally vest over three to four years. In the event of termination of an optionee’s employment with the Company, vesting of options will stop and the optionee may exercise vested options for a specified period of time after the termination. Upon certain changes in control of the Company, options may vest as determined by the Plan Administrator, or unless the acquiring company assumes the options or substitutes with comparable options.

Option Grant-Philippe Sanchez. On October 17, 2003, the Company’s board of directors granted 150,000 options as a one-time grant to recruit the Company’s President and Chief Executive Officer. The options granted to Mr. Sanchez vest over four years and expire seven years from the grant date. The option has an exercise price of $2.75 which was the fair market value of the Company’s stock on the date the option was granted. In the event of termination of an optionee’s employment with the Company, vesting of options will stop and the optionee may exercise vested options for a specified period of time after the termination. Upon certain changes in control of the Company, options may vest as determined by the Plan Administrator. On August 9, 2005, the Board of Directors authorized the repricing of these options effective August 31, 2005 to a new exercise price of $0.71.

2005 Equity Incentive Plan. At the shareholders’ meeting held on June 28, 2005, the Company’s shareholders approved the creation of the 2005 Equity Incentive Compensation Plan (“2005 Plan”) and authorized the grant of options and restricted stock rights for 4,000,000 shares of common stock. As of January 29, 2007, there were options to purchase 3,929,858 shares outstanding and 70,142 shares available for awards under the 2005 Plan.

For fiscal 2006, all options under the 2005 Plan expire five or ten years from the grant date and each option has an exercise price of not less than the fair market value of the Company’s stock on the date the option is granted. The options granted under the 2005 Plan generally vest over three to four years. In the event of termination of an optionee’s employment with the Company, vesting of options will stop and the optionee may exercise vested options for a specified period of time after the termination. Upon certain changes in control of the Company, options may vest as determined by the Plan Administrator, or unless the acquiring company assumes the options or substitutes with comparable options.

CERTAIN TRANSACTIONS

The Company and Mr. Wood have entered into an employment agreement as more fully described under “Employment Agreements”.

On May 31, 2006, the Company sold subordinated convertible notes and warrants in the aggregate principal amount of $2,500,000. The notes were convertible into common stock at a price to be determined by completion of later financing round. Warrants to purchase 1,250,000 shares of common stock at a price of $.40 per share were included in the transaction. The warrants expire on March 29, 2011. Entities controlled by Mr. Joseph Waechter purchased $1,325,000 of convertible notes and 662,500 warrants. Entities controlled by Mr. Edward Holl purchased $375,000 of convertible notes and 187,500 warrants. Mr. Philippe Sanchez purchased $100,000 of convertible notes and 50,000 warrants. All of these purchases were on the same terms as other investors.

On September 1, 2006, the Company sold subordinated convertible notes and warrants in the aggregate principal amount of $500,000. The notes were convertible into common stock at a price to be determined by completion of later financing round. Warrants to purchase 400,000 shares of common stock at a price of $.40 per share were included in the transaction. The warrants expire on September 2, 2011. Entities controlled by Mr. Joseph Waechter purchased $250,000 of convertible notes and 200,000 warrants on the same terms as other investors.

DESCRIPTION OF SECURITIES

The following statements are qualified in their entirety by reference to the detailed provisions of our Certificate of Incorporation and Bylaws. The shares registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

Common Stock

We are presently authorized to issue 101,250,000 shares of $.01 par value common stock. The holders of our common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of our common stock has a pre-emptive right to subscribe for any of our securities nor are any common shares subject to redemption or convertible into other securities. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

We are also presently authorized to issue 2,000,000 shares of $.01 par value preferred stock, none of which are outstanding. Under our Articles of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Washington Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Washington Secretary of State, or copies thereof may be obtained from us.

Warrants

The Company presently has warrants to purchase an aggregate 6,696,897 shares of common stock outstanding. The warrants issued in the PIPE Transaction contain a limitation on the exercise of the warrants that makes the warrants unexercisable to the extent that the holder would, upon exercise, beneficially own more than 4.999% of the Company’s outstanding common stock. The warrants issued in the PIPE Transaction also contain a price-based anti-diution provision, such that if in the twelve month period ending October 2, 2007, the Company issues additional shares of Common Stock at a price lower than $.50 per share, then the exercise price of the warrants will be adjusted pursuant to the following formula:

the exercise price will equal the then current exercise price x (A + B) ( (A + C). For purposes of the foregoing formula, the following definitions shall apply: (I) “A” means the number of shares of Common Stock outstanding and deemed outstanding immediately prior to the sale of the additional shares (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of options and convertible securities as outstanding immediately prior to such issue); (II) “B” means the number of shares of Common Stock that would have been issued if such additional shares had been issued at a price per share equal to the then current exerciseprice (determined by dividing the aggregate consideration received by the Company in respect of such issue by the then current exercise price); and (III) “C” means the number of such additional shares issued in such transaction.

Transfer Agent

Mellon Shareholder Services, Inc. is the transfer agent and registrar for the Company’s outstanding common stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the above provisions, or otherwise, we have been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

See “Indemnification of Directors and Officers.”

LEGAL MATTERS

Heller Ehrman LLP, Seattle, Washington, will pass on the validity of the common stock offered in this offering.

EXPERTS

Williams & Webster, P.S., independent registered public accountants, have audited our consolidated financial statements and schedule for the years ended September 30, 2006 and September 24, 2005, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements and schedule are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 100 F Street NE, Washington D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including PhotoWorks, Inc.) may be found.

This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-___________________). The registration statement contains more information than this prospectus regarding PhotoWorks, Inc. and its common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its internet site.

INDEX TO FINANCIAL STATEMENTS

Report of Williams & Webster, P.S.	30

Consolidated Balance Sheets as of September 30, 2006 and September 24, 2005	31

Consolidated Statements of Operations for the years ended September 30, 2006

and September 24, 2005	32

Consolidated Statement of Stockholders’ (Deficit) for the years

Ended September 30, 2006 and September 24, 2005	33

Consolidated Statements of Cash Flows for the years ended September 30, 2006

and September 24, 2005	34
Notes to Consolidated Financial Statements	35

PhotoWorks, Inc.

Seattle, Washington

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of PhotoWorks, Inc. as of September 30, 2006 and September 24, 2005, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PhotoWorks, Inc. as of September 30, 2006 and September 24, 2005, and the results of its operations, stockholders’ equity (deficit) and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Williams & Webster, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

Spokane, Washington

December 29, 2006

PHOTOWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2006	September 24, 2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$825	$1,872
Receivables:
Employee advances	3	171
Short-term vendor receivable	95	75
Inventories	183	80
Prepaid expenses	146	60

TOTAL CURRENT ASSETS	1,252	2,261

PROPERTY AND EQUIPMENT, NET	383	483

OTHER ASSETS
Long-term vendor receivable	95	175
Lease deposits	24	33

TOTAL OTHER ASSETS	119	208

TOTAL ASSETS	$1,754	$2,952

LIABILITIES & STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$1,133	$953
Accrued compensation	370	463
Other accrued expenses	179	713
ITC penalty, current portion	201	252
Current portion of lease obligations	--	6
Deferred revenues	227	408
Current portion of convertible debentures	--	65

TOTAL CURRENT LIABILITIES	2,110	2,860

LONG-TERM LIABILITIES
ITC penalty, non-current portion	250	274
Capital lease obligations, net of current portion	--	7
Debentures payable	1,274	--
Debenture interest	115	--

TOTAL LONG-TERM LIABILITIES	1,639	281

TOTAL LIABILITIES	3,749	3,141

COMMITMENTS AND CONTINGENCIES	--	--

STOCKHOLDERS’ DEFICIT
Preferred stock, 2,000,000 shares authorized, $0.01 par value, 0 shares issued and outstanding	--	--
Common stock, 101,250,000 shares authorized, $0.01 par value, 19,799,922 and 19,794,672 shares and outstanding, respectively	198	198
Additional paid-in capital	26,086	24,061
Accumulated deficit	(28,279)	(24,448)

TOTAL STOCKHOLDERS’ DEFICIT	(1,995)	(189)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,754	$2,952

The accompanying notes are an integral part of these consolidated financial statements.

PHOTOWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended September 30, 2006	Year Ended September 24, 2005

REVENUES	$11,669	$13,723
COST OF GOODS AND SERVICES	7,113	9,778

GROSS PROFIT	4,556	3,945
OPERATING EXPENSES
Sales and marketing	3,473	2,487
Engineering	2,201	3,413
General and administrative	2,452	4,001
Asset impairment	--	(986)

TOTAL OPERATING EXPENSES	8,126	9,901

LOSS FROM OPERATIONS	(3,570)	(5,956)
OTHER INCOME (EXPENSE)
Interest (expense)	(136)	(213)
Financing costs	(3)	(38)
Non-cash interest expense	(35)	(1,561)
Gain on sale of assets	90	--
Other income (expense), net	(177)	398

TOTAL OTHER INCOME (EXPENSE)	(261)	(1,414)

LOSS BEFORE INCOME TAXES	(3,831)	(7,370)
INCOME TAX	--	--

NET LOSS	$(3,831)	$(7,370)

BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.19)	$(0.96)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	19,799,922	7,705,299

The accompanying notes are an integral part of these consolidated financial statements.

PHOTOWORKS, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

(in thousands)

	Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Deficit Accumulated	Total Stockholders’ Deficit
Balance as of September 25, 2004	15,000	$ --	3,619,942	$ 37	$ 16,505	$ (17,078)	$ (536)
Options exercised for case @ average $0.12 - $1.165 per share	--	--	70,433	1	47	--	48
Stock options issued for compensation	--	--	--	--	31	--	31
Stock options issued for services	--	--	--	--	45	--	45
Beneficial conversion on debt $2 million	--	--	--	--	968	--	968
Warrants issued for interest and financing	--	--	--	--	133	--	133
Preferred stock converted to common shares @ $3,615	(15,000)	--	4,149,373	41	(41)	--	--
Common stock issued for cash @ $0.539	--	--	3,710,575	37	1,963	--	2,000
Debt converted in common shares	--	--	8,244,478	82	4,410	--	4,492
Fractional shares from the 5 for 1 split	--	--	(129)	--	--	--	--
Net loss for year ended September 24, 2005	--	--	--	--	--	(7,370)	(7,370)
Balance as of September 25, 2005	--	--	19,794,672	198	24,061	(24,448)	(189)
Stock options issued for service	--	--	--	--	261	--	261
Warrants issued for convertible debt	--	--	--	--	132	--	132
Beneficial conversion valuation on debt of $2,500,000	--	--	--	--	1,272	--	1,272
Beneficial conversion valuation on debt of $500,000	--	--	--	--	360	--	360
Employee options converted to stock	--	--	5,250	--	--	--	--
Net loss for year ended September 30, 2006	--	--	--	--	--	(3,831)	(3,831)
Balance as of September 30, 2006 (unaudited)	--	$ --	19,799,922	$ 198	$ 26,086	$ (28,279)	$ (1,995)

The accompanying notes are an integral part of these consolidated financial statements.

PHOTOWORKS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	September 30, 2006	September 24, 2005
Net Loss	$(3,831)	$(7,370)
Adjustments to reconcile net loss to net cash used by operating activities:
Gain on sale of assets	(90)	--
Services paid by issuance of common stock	--	45
Depreciation	305	776
Other non-cash income	--	(353)
Debenture interest as interest and financing costs	115	593
Options issued for compensation	261	31
Impairment and disposal of assets, net	--	986
Discounts on convertible debt	39	968
Increase (decrease) in:
Receivables	151	96
Inventory	(103)	387
Prepaid expenses	(86)	62
Lease deposits and long-term receivable	89	--
Deferred revenues	(181)	(143)
Accounts payable	180	(237)
Accrued liabilities	(628)	170
ITC penalty	(75)	(150)

Net cash used in operating activities	(3,854)	(4,139)

Cash flows from investing activities:
Purchase of property, plant and equipment	(206)	(519)
Proceeds from sales of property, plant and equipment	91	8

Net cash used in investing activities	(115)	(511)

Cash flows from financing activities:
Proceeds from exercise of options	--	48
Financing from bridge loan	3,000	2,000
Proceeds from issuance of common stock	--	2,000
Payment on convertible debt	(65)	--
Payment on capital lease obligations	(13)	(7)

Net cash provided by financing activities	2,922	4,041

Net increase (decrease) in cash	(1,047)	(609)
Cash, beginning of period	1,872	2,481

Cash, end of period	$825	$1,872

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest and cash received for

Interest	$144	$213

Income taxes	$--	$--

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock issued for debt and interest	$--	$4,442

The accompanying notes are an integral part of these consolidated financial statements.

PHOTOWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – OPERATIONS

PhotoWorks, Inc. (“PhotoWorks” or the “Company”) is an online photography services company. PhotoWorks offers processing and printing services to both digital and traditional camera users, primarily in the United States. PhotoWorks provides customers with the ability to store and organize photos online, share them with friends and family, and order prints, reprints, photo albums, and photo related products. In addition, customers can create Custom Photo Books and Signature Photo Cards using PhotoWorks’ website.

PhotoWorks was incorporated in Washington State in June 1976 and its executive offices are located in Seattle, Washington. References to PhotoWorks and the Company in this report include PhotoWorks, Inc., and its wholly-owned subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS AND INTERPRETATIONS

This summary of significant accounting policies of PhotoWorks, Inc., is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Advertising Costs

Advertising costs are recorded as expenses when incurred. Costs of printed direct mail promotional materials are recorded as expenses during the period in which they are mailed or otherwise disseminated to customers.

Accounts/Other Receivables

Accounts and other receivables primarily include rebates and other amounts due from vendors. The Company has a long-term receivable due from a vendor as part of a settlement over disputed services. Under the terms of the settlement, the Company receives $95,000 annually for 4 years. The first payment was received in July 2004. The fair value of the receivable was determined at the time of the settlement (February 2004). Management believes the carrying amount of this receivable approximates its fair value and no risk of loss currently exists based on the financial strength of the vendor. The Company has no trade receivables because of terms of sales. Orders are shipped upon receipt of payment from customers.

Accounting Method

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

Following guidance by EITF 00-27, the Company allocates proceeds received from convertible notes and/or securities first to warrants granted to the note holders. The value of the warrants and the beneficial conversion feature are recorded on the balance sheet as a debt discount and as an increase to shareholders equity. The discounts are amortized over the life of the loans.

Accounting Pronouncements – Recent

The Securities and Exchange Commission released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), in September 2006. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (“rollover method”) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (“iron curtain method”). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. SAB 108 is effective for fiscal year 2007.  The Bulletin had no impact on the Company’s financial statements at September 30, 2006.

In September 2006, the Financial Accounting Standard Board issued its Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company as of January 1, 2008. The Company is currently evaluating the impact, if any, of SFAS No. 157 on its consolidated financial statements.

In June 2006, the Financial Accounting Standard Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation for FASB Statement No. 109” (“FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal year beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement No. 115, provided that the available for sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company’s financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Standards No. 133 and 140” (hereinafter “SFAS No. 155”). This statement established the accounting for certain derivatives embedded in other instruments. It simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133 as well as eliminating a restriction on the passive derivative instruments that a qualifying special-purpose entity (“SPE”) may hold under SFAS No. 140. This statement allows a public entity to irrevocably elect to initially and subsequently measure a hybrid instrument that would be required to be separated into a host contract and derivative in its entirety at fair value (with changes in fair value recognized in earnings) so long as that instrument is not designated as a hedging instrument pursuant to the statement. SFAS No. 140 previously prohibited a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company’s financial condition or results of operations.

In May 2005, the Financial Accounting Standards Board, issued Statement of Financial Accounting Standards (“SFAS, No. 154”), “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements -- An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on accounting for and reporting changes in accounting principle and error corrections. SFAS No. 154 requires that changes in accounting principle be applied retrospectively to prior period financial statements and is effective for fiscal years beginning after December 15, 2005. The Company does not expect SFAS No. 154 to have a material impact on its consolidated financial position, results of operations, or cash flows.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, credit card receivables, and highly liquid short-term investments with a maturity date of three months or less on date of purchase.

Depreciation and Amortization

Property, plant, and equipment are depreciated using the straight-line method based on the estimated useful asset lives, ranging from two to five years. Expenditures for major remodeling and improvements of leased properties are capitalized as leasehold improvements. Leasehold improvements are depreciated over the shorter of the life of the lease or the life of the asset. Management reviews these estimates quarterly and if the estimates need to be shortened, the assets are depreciated over the remaining estimated useful life. (See Note 4).

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (hereinafter “SFAS No. 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Deferred Revenues

Deferred revenues relate primarily to Prepaid Print Credits and the Pick Your Prints product. The Company recognizes the revenue from these offerings based on the relative fair values of the products contained in the offers when such products are actually shipped.

Earnings (Loss) Per Share

The Company calculates earnings per share based on the weighted average number of shares and dilutive common stock equivalents outstanding during the period. Net loss per share is based on the weighted average number of common shares outstanding during the period. The Company has adopted Statement of Financial Accounting

Standards No. 128, which provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Basic and diluted loss per share were the same, at the reporting dates, as the inclusion of common stock equivalents would have been anti-dilutive. At September 30, 2006, the Company had 14,735,308 in stock equivalents.

Income Taxes

The benefit or provision for federal income taxes is generally computed based on pretax income. However, the benefit or provision may differ from income taxes currently payable or receivable, because certain items of income and expense are recognized in different periods for financial reporting purposes than they are for federal income tax purposes. As more fully described in Note 7, the net operating losses for both book and tax purposes exceed amounts available for operating loss carrybacks. Due to the uncertainty of the recoverability of these deferred assets, a valuation allowance has been recorded. See Note 7.

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method) or market. Inventories consist primarily of film and photofinishing supplies. $174,435 of the Company’s inventory is held by third party at September 30, 2006.

Long-lived Assets

The Company has adopted the policies of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and requires that these long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or discontinued operations. Accordingly, the Company reviews the carrying amount of long-lived assets for impairment where events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would include a comparison of estimated future cash flows anticipated to be generated during the remaining life of the assets to the net carrying value of the assets. See Note 4.

Fair Value of Financial Instruments

The carrying values of financial instruments such as trade receivables, payables and accruals, approximate their fair values, based on the short-term maturities of these instruments. The ITC penalty, vendor settlement and capital lease obligations have had no significant changes in interest rates or credit risk of the Company; therefore, the carrying values of those financial instruments also approximate their fair values.

Principles of Consolidation

The consolidated financial statements include PhotoWorks, Inc. and its wholly-owned subsidiaries. Significant inter-company accounts and transactions have been eliminated in consolidation.

Reverse Stock Split

The Company’s shareholders approved on June 28, 2005 a 1 for 5 reverse stock split of its $0.01 par value common stock. (See Note 9.) All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split. This resulted in the Company’s stock symbol changing from FOTO to PHTW.OB.

Segment Reporting

The Company currently has one business segment; therefore, segment reporting in accordance with SFAS 131 is not required.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensations.” (“SFAS 123R”) This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123(R). This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” The Company has adopted SFAS No. 123(R) and has recognized $261,000, and $31,000 for employee stock compensation during fiscal year 2006 and 2005 respectively, in accordance with SFAS No. 123(R).

The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions on the option grant date:

Revenue Recognition

The Company recognizes revenue when products are shipped or services are delivered. The Company provides its customers with a 100% satisfaction guarantee. The majority of the Company’s products and services will not be returned but customers can request a refund if not satisfied. During fiscal year 2006, refunds were less than 1% of net revenues. The Company’s returns are approximately $92,000 for the fiscal year ended September 30, 2006.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Research and Development and Engineering

Engineering expenses in 2005 consist primarily of costs incurred in ongoing development of the Company’s online image management, developing online photo archiving and photo sharing services, other digital related services, and creating infrastructure necessary to support systems for customer interaction. In 2006, the Company eliminated its research and development as a result of closing its manufacturing facilities in 2005.

Shipping and Handling Costs

These costs are included in the cost of goods and services.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - LEASES

The Company negotiated a cancellation of a lease contract for its 45,000 square foot operating facility in Seattle, Washington effective January 3, 2006 and moved to a new 15,030 square foot office in Seattle. Under the terms of the operating lease agreement for the new office space, the Company has a monthly straight-line obligation over the life of the lease of $24,478 per month for 69 months which expires on October 31, 2011. Other terms of the agreement include a rent prepayment of $100,000 to be applied toward month’s four to eleven of the lease term, a security deposit of $24,424, no rent payment required for the first three months, and a reduced rate for the next six months.

All prior capital leases during fiscal year 2006 expired. Only leases related to the office facility remain.

At September 30, 2006, future payments under non-cancelable operating leases are as follows:

(in thousands)

Fiscal 2007	$281
Fiscal 2008	307

Fiscal 2009	322

Fiscal 2010	337

Fiscal 2011	352

Thereafter	29

$1,628

Rental expense relating to facilities operating leases for fiscal years 2006 and 2005 was $227,126, and $410,000 respectively. Rental expense relating to equipment operating leases for fiscal years 2006 and 2005 was $12,116 and $245,000, respectively. Interest expense relating to the capital leases was $871 and $4,000 for fiscal years 2006 and 2005 respectively.

NOTE 4 - PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment, at cost, consist of the following:

September 30, 2006	September 24, 2005

(in thousands)	(in thousands)

Property, plant and equipment	$1,070	$17,795

Leasehold improvements	56	2,449
1,126	20,244

Less: accumulated depreciation

and amortization	(743)	(19,761)
$383	$483

Depreciation expense for the fiscal year ending September 30, 2006 was $305,000.

During the year ended September 24, 2005, the Company disposed of approximately $659,000 of fixed assets related to film processing. At September 24, 2005, the Company had an impairment of approximately, $986,000 in net book value of tangible and intangible assets as a result of outsourcing film processing.

NOTE 5 - CONVERTIBLE DEBENTURES AND SUBORDINATED CONVERTIBLE DEBENTURES

Following guidance by EITF 00-27, the Company initially allocates proceeds received from convertible notes and/or securities to warrants granted to the note holders. The value of the warrants and the beneficial conversion feature are recorded on the balance sheet as a debt discount and as an increase to stockholders’ equity. The discounts are amortized over the life of the loans.

In accordance with EITF 98-5 and 00-27, the amount of beneficial conversion is determined at the commitment date of each debt instrument as the difference between the stated conversion price within the instrument and the fair market value at the date of the draw-down on the debt instrument.

In April 2001, the Company issued $2,500,000 of debentures carrying a 7% interest rate which were convertible, at the discretion of the holders, into Series B preferred stock. All but $65,000 of debentures were converted into 4,435,700 shares of common stock on July 27, 2005. The balance of $65,250 was paid in April 2006.

On February 16, 2005, the Company entered into a definitive agreement to sell up to $4,000,000 of convertible debentures and warrants to Sunra Capital Holdings, Ltd (“Sunra”). Under the agreement, Sunra purchased $2,000,000 of debentures for cash and agreed to purchase between $1,000,000 and $2,000,000 of common stock at $0.539 per share in a second closing subject to certain conditions. By July 27, 2005, the debentures were converted into an aggregate of 3,710,575 shares of common stock of the Company at a conversion price of $0.539 per share. In addition to the debentures, warrants were issued to the debenture holders to purchase 380,952 shares of common stock at an exercise price of $0.72. The Company recorded $133,000 as a financing cost related to the issuance of the warrants based on the fair value on the closing date using a Black-Scholes valuation model. This financing cost was recognized as a period expense due to the fact that the 380,952 shares have been deemed to be fully earned as of the date of the agreement.

In addition, in the quarter ended September 24, 2005, the Company recorded a beneficial conversion of $968,000 computed at the intrinsic value that was the difference between the conversion price of $0.539 and the market value of $0.72 on the date of closing. Upon conversion of the debenture, all unamortized amounts related to the beneficial conversion were charged to financing costs.

Transaction costs related to the $2,000,000 subordinated note were $60,000 and were recorded as a discount to the note, which was fully amortized at September 24, 2005.

On February 14, 2006, the Company entered into an agreement to sell up to $2,500,000 of conventional convertible debentures and warrants. The first round was closed on May 30, 2006. Sunra Capital Holdings, California Pacific Capital LLC, and the Company’s then chief executive officer participated in the first round. The debentures bear interest at 10% per annum with interest payable on a quarterly basis commencing September 29, 2006 and are convertible at a fixed price of $0.54 per common share of stock. The principal is due and payable on March 29, 2011. In addition to the debentures, warrants were issued to the debenture holders to purchase 1,250,000 shares of common stock at an exercise price of $0.40. As of September 30, 2006, the Company had not paid the outstanding accrued interest and subsequent to year end, all convertible debentures and outstanding interest was converted into common stock. (See Note 13).

The Company recorded $21,907 as discount related to the issuance of the warrants based on the fair value of the warrants on the closing date using a Black-Scholes valuation model. These warrants expire five years from the date of closing. The discount on convertible debentures will be amortized over 5 years using the straight-line method and approximately $1,460 was recorded as amortization of discount on debt at September 30, 2006.

On August 22, 2006, the Company issued convertible debentures and warrants in the amount of $500,000. The debentures bear interest at 10% per annum with interest payable semi-annually on first business day if the months of March and September, commencing March 1, 2007, and are convertible at fixed rate of $0.40 per common share of stock. The principal is due and payable on August 22, 2011. In addition to the debentures, warrants were issued to the debenture holders to purchase 450,000 shares of common stock at exercise price of $0.40 per share. The Company recorded $110,000 as a debt discount related to the issuance of the warrants based on fair market value of the warrants on the closing date using the Black-Scholes valuation model. The discount on convertible debentures will be amortized over 5 years using the straight-line method and approximately $1,838 was recorded as amortization of discount on debt as September 30, 2006.

On August 22, 2006, the Company assessed the fair value of the stock in relation to the $2.5 million in convertible debentures for the potential equity derivative which is caused by the increase in fair value of the stock over the conversion price of convertible debt. The issuance of $500,000 convertible debentures in August reduced the conversion price from $0.54 to $0.40 for the $2.5 million convertible debentures. The Company recorded a beneficial conversion of approximately $1,632,000 computed at the intrinsic value that was the difference between the conversion price of $0.40 and market price of $0.60. The discount on convertible debentures will be amortized over 5 years using the straight-line method and approximately $35,000 was recorded as amortization at September 30, 2006.

As of September 30, 2006, of the $3.0 million in convertible debentures and accrued interest outstanding, approximately $2,136,000 is considered to be related party debentures.

NOTE 6 – OUTSOURCE AGREEMENT

In January 2005, the Company signed an agreement with a wholesale photofinisher whereby that photofinisher will process all of the Company’s mail order film processing and film reprint orders. The transition to outsource these operations is completed and functional.

 NOTE 7 - INCOME TAXES

The Company has determined that its deferred tax assets do not satisfy the more likely than not criteria set forth in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109). Accordingly, a valuation allowance has been recorded against the applicable deferred tax assets and therefore no tax benefit has been recorded in the accompanying statement of operations. The Company’s deferred tax assets (liabilities) were as follows as of September 30:

2006	2005
(in thousands)

Deferred tax asset components:

Net operating loss carry-forwards	$17,418	$13,587
Tax credits	318	318
Other	50	215

17,786	14,120

Deferred tax asset valuation allowance	(17,786)	(14,120)

Net deferred tax assets	$--	$--

Net deferred tax liabilities	$--	$--

The Company has deferred tax assets, comprised primarily of net operating loss carry-forwards. Due to operating losses, the uncertainty of future profits and limitations on the utilization of net operating loss carry-forwards under IRC Section 382, valuation allowance has been recorded to fully offset the Company’s deferred tax assets.

The net operating loss carry-forwards of approximately $17,418,000 begin expiring in 2020.

The valuation allowance increased approximately $3,666,000 during the year ended September 30, 2006.

The Company recorded tax expense of $0 in both fiscal year 2006 and 2005, respectively.

NOTE 8 - STOCKHOLDERS’ DEFICIT

Convertible Preferred Stock

The Company’s shares of Series A preferred stock had a conversion price of $3.62 and were issued with warrants to purchase common stock at an exercise price of $0.72 per share. The shares of Series A preferred stock were converted on July 27, 2005 into 4,149,373 shares of common stock.

The holders of the Series A preferred stock had a preference on the sale or liquidation of the Company. The aggregate amount of the liquidation preference at September 24, 2004 was $19,162,500, inclusive of accumulated dividends. The holders of Series A preferred stock also had preferential rights to receive dividends at the rate of 6% but only when, and if, declared by the Company’s board of directors. Prior to conversion on July 27, 2005, no dividends were declared.

Common Stock

As of June 28, 2005, the Company’s shareholders approved a 1 for 5 reverse stock split of its $0.01 par value common stock. All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split. This resulted in the Company’s stock symbol changing from FOTO to PHTW.OB.

During July of 2005, the Company issued 3,710,575 shares of common stock and warrants to purchase 361,905 shares of common stock for $2,000,000 at $0.539 per share. The exercise price of the warrants is $1.05 per share with an exercise period of five years.

The Company submitted a recapitalization proposal for approval by shareholders at its annual meeting on June 28, 2005. The shareholders approved the recapitalization proposal and by July 27, 2005 the Company converted two series of its outstanding debentures into common stock and warrants to acquire common stock. The principal and interest of $4,492,000 was converted into 8,244,478 shares of common stock and 442,636 warrants. Sunra completed the purchase of share valued $2,000,000 as described above and received 20% warrant coverage on the additional purchase price at a price of $0.80 per share.

During 2005, the Company issued 70,443 in shares of common stock upon the exercise of stock options for $48,000.

During 2006, the Company issued 5,250 shares of common stock at $0.05 per share for the exercise of stock options in the amount of $263. As of September 30, 2006, the Company had not received the cash and recorded a subscription receivable for $263. Subsequently, the Company received the cash during October 2006.

Common Stock Warrants

 The Company had the following warrants outstanding as of September 30, 2006:

Issue Date	Warrants Outstanding	Exercise Price	Expiration Date
12/20/2000	14,545	$5.00	12/20/2010
7/23/2001	10,000	$3.30	7/23/2011
2/16/2005	380,952	$0.72	2/16/2015

7/27/2005	361,905	$1.05	7/27/2015

7/27/2005	442,636	$1.10	7/27/2015

5/31/2006	1,250,000	$0.40	5/31/2011

8/22/2006	450,000	$0.40	8/22/2011

Under the debenture agreement of February 16, 2005, warrants were issued to purchase 380,952 shares of common stock at an exercise price of $0.72. See Note 5.

During July of 2005, 361,905 warrants were issued with common stock at an exercise price of $1.05 per share with an exercise period of five years.

During July of 2005, debenture principal was converted into stock and 442,636 warrants at an exercise price of $1.10.

Under the debenture agreement during 2006, warrants were issued to purchase 1,700,000 shares of common stock at an exercise price of $0.40 and exercise period of five years. The convertible debentures were closed on May 30, 2006 and August 22, 2006. See Note 5.

In the Company’s review of the aforementioned warrant contracts, it was determined that the volatility assumption should have been based on the average of the closing bid and asked prices of the Company’s Common Stock quoted for the twenty (20) trading days prior to the date of determination of fair market value; instead of being based on a five year assumption. The revaluation was re-calculated according to the contract and adjusted at year end. The effect of this change of estimate of volatility was to decrease the fair value of warrants relating to the May 2006 debt of $2.5 million from $264,000 to $21,907.

Dividends

The Company has never declared or paid cash dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. The Company is restricted under covenants of a bank agreement to support the Company’s corporate credit cards, from declaring any dividends on shares of its capital stock without the bank’s prior consent. In addition, the Company may not pay any dividends on shares of common stock, unless prior to such payment, it has paid in full all cumulative dividends which would have accrued on the Series A preferred shares, from date of issuance until the date of such payment, whether or not such dividends have been declared by the board of directors.

NOTE 9 - STOCK OPTIONS

In June, 2005, the Company’s board of directors adopted the PhotoWorks, Inc. 2005 Equity Incentive Plan. Employees, consultants, independent contractors, advisors and agents are eligible to participate in this plan. Pursuant to this plan, options may be granted to purchase up to 4,000,000 shares of common stock at prices equal to the fair market value of the shares at the time the options are granted.

In August 2005, the Company granted 1,649,400 common stock options to executives and directors. One fourth of the options vested at issuance. The fair value of these options was approximately $31,000 and has been recorded as compensation expense. An additional 710,550 options were issued for services valued at $45,000. During the fiscal year 2005, 353,153 common stock options had expired and/or were cancelled and 70,433 common stock options were exercised for $48,000.

During the fiscal year 2006, the Company granted options to acquire 1,060,000 shares of common stock to officers and directors of the Company and 436,000 shares of common stock options were granted to employees. The Company recorded a compensation expense in the amount of $261,000 using the Black-Scholes valuation model. During the fiscal year 2006, 1,344,114 common stock options had expired and were cancelled and 5,250 options were exercised for $263.

All of the options were granted pursuant the Company’s 2005 Equity Incentive Plan at exercise prices between $0.05 and $0.72 per share. All options vest ratably on a quarterly basis over period of three to four years.

The following schedule summarizes stock option activity for the last two fiscal years:

Weighted Average
Number of Shares	Price Per Share	Exercise Price

Balance at September 25, 2004	820,000	$0.05 - $1.72	$1.12
Granted during 2005	2,359,950	$0.01 - $0.72	$0.69
Expired/canceled during 2005	(353,153)	$0.09 - $0.72	$0.72

Exercised during 2005	(70,433)	$0.12 - $0.65	$0.68

Balance at September 24, 2005	2,756,364	$0.01 - $0.72	$0.69
Granted during 2006	1,496,000	$0.32 - $0.71	$0.49
Expired/canceled during 2006	(1,344,114)	$0.05 - $0.72	$0.59

Exercised during 2006	(5,250)	$0.05	$0.05

Balance at September 30, 2006	2,903,000	$0.03 - $0.72	$0.64

Total compensation costs related to

nonvested stock options as of

September 30, 2006	$ 688,000

Weighted average period of

nonvested stock options

as of September 30, 2006	2.3 years

Options considered fully vested as of September 30, 2006 and September 24, 2005 were 1,142,938 and 249,657, respectively, at weighted average exercise prices of $0.64 and $0.44 respectively. The following schedule summarizes the weighted-average remaining contractual life and weighted-average exercise price of options outstanding and options exercisable as of September 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.050 – 0.620	1,117,150	9.2	$0.50	262,634	$0.47
$0.700 – 0.710	1,767,100	8.3	$0.71	936,423	$0.71
$1.650 – 2.150	18,750	4.4	$1.74	11,144	$1.72

	2,903,000			1,210,201

The per share weighted average fair value of stock options granted during fiscal years 2006 and 2005 was $0.32, and $0.71, respectively.

NOTE 10 - 401(K) RETIREMENT PLAN

The Company maintains a 401(k) Plan for substantially all employees. For fiscal years 2003 and 2002, the Company's contributions were based on matching a percentage of up to 4% of voluntary employee contributions, plus a discretionary profit sharing contribution determined by the Board of Directors. Beginning in fiscal year 2004, the Company allocated matching or profit sharing contributions on a discretionary basis determined at the end of the fiscal year. No matching or profit sharing contributions were made for fiscal 2006 and 2005.

NOTE 11 - ITC SETTLEMENT

In September 2003, the Company negotiated a settlement agreement with the International Trade Commission, whereby the Company pays $250,000 in July for each of the four years beginning in 2004. The Company accrued a penalty amount of $875,000 ($1,000,000 penalty net of imputed interest of $125,000 at an estimated borrowing rate of 6%) in its fiscal 2003 financial statements for this matter. The Company entered into an agreement whereby a third party agreed to participate in the settlement and to reimburse the Company $380,000, resulting in a net charge for the settlement of $620,000.

The Company has been granted an extension for the third and fourth ITC payments of $250,000 each. The Company paid $49,000 in September 2006 and agreed to pay the balance ($201,000) of the third payment in July 2007. The fourth and final payment of $250,000 will be paid in July 2008.

The Company had a receivable of $190,000 due from the third party reimbursement at September 30, 2006. The Company expects to receive the current portion of $95,000 in 2007 and the remaining balance in 2008.

NOTE 12 – CONTINGENCIES

The Company is involved in various routine legal proceedings in the ordinary course of its business.

NOTE 13 – SUBSEQUENT EVENTS

In October 2006, the Company sold 8,860,714 shares of common stock at $0.35 per share raising over $3,100,000. In addition to the shares of common stock, the new shareholders were issued 2,215,179 in warrants to purchase additional shares at $0.50 per share. Along with the new shareholders, an additional 357,143 in warrants were issued to the investors who contributed to a Private Investment In Public Entity (PIPE loan) in August 2006.

In November 2006, the Company sold an additional 1,857,143 shares of common stock at $0.35 per share raising an additional $650,000 less fees. Along with the shares of common stock, the new shareholders were issued 464,286 in warrants to purchase additional shares at $0.50 per share.

In October 2006 investors in two rounds of bridge financing that occurred earlier in 2006, had their investments converted to 8,922,269 shares of common stock at $0.35 per share. This eliminated the bridge loan liability of $3,000,000.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 23B.08.560 of the Washington Business Corporation Act (the “Corporation Act”) provides that if authorized by (i) the articles of incorporation, (ii) a bylaw adopted or ratified by the shareholders, or (iii) a resolution adopted or ratified, before or after the event, by the shareholders, a corporation will have the power to indemnify directors made party to a proceeding, or to obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitation on indemnification contained in Sections 23B.08.510 through 23B.08.550 of the Corporation Act, provided that no such indemnity shall indemnify any director (i) for acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) for conduct violating Section 23B.08.310 of the Corporation Act, or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Section 23B.08.320 of the Corporation Act authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving (i) acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) conduct violating Section 23B.08.310 of the Corporation Act, or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Pursuant to Registrant’s Amended and Restated Articles of Incorporation and Bylaws, the Registrant must, subject to certain exceptions, indemnify and defend its directors against any expense, liability or loss arising from or in connection with any actual or threatened action, suit or proceeding relating to service for or at the request of the Registrant, including without limitation, liability under the Securities Act of 1933, as amended (the “Securities Act”). The Registrant is not permitted to indemnify a director from or on account of acts or omissions of such director which are finally adjudged to be intentional misconduct, or from or on account of conduct in violation of RCW 23B.08.310, or a knowing violation of the law from or on account of any transaction with respect to which it is finally adjudged that such director received a benefit in money, property or services to which he or she was not entitled. If the Corporation Act is amended to authorize further indemnification of directors, then Registrant’s directors shall be indemnified to the fullest extent permitted by the Corporation Act, as so amended. Also, the Registrant may, by action of its Board of Directors, provide indemnification and pay expenses to officers, employees and agents of the Registrant or another corporation, partnership, joint venture, trust or other enterprise with the same scope and effect as above described in relation to directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the provisions described above, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements provide the Registrant’s directors and certain of its officers with indemnification to the maximum extent permitted by the Corporation Act.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$ 930.62
Legal fees and expenses	10,000.00
Accounting fees and expenses	2,500.00

TOTAL:	$13,430.62

Item 26. Recent Sales of Unregistered Securities

On July 27, 2005, the Company consummated the sale of 3,710,575 shares of common stock and warrants to purchase 361,905 shares of common stock for an aggregate purchase price of $2,000,000. The purchase price of the common stock was $.539 per share. The exercise price of the warrants is $1.05 per share. The warrants expire in five years if not previously exercised. The shares and warrants were sold in reliance on the exemption under Section 4(2) of the Securities Act of 1933.

On July 27, 2005, the Company consummated the conversion of two series of its outstanding debentures into common stock and warrants to acquire common stock. The aggregate amount of principal and accrued interest converted was $4,492,567.30, of which $2,052,931.51 was converted into 3,808,778 shares of common stock at a rate of $.539 per share, and $2,439,635.79 was converted into 4,435,700 shares of common stock at a rate of $.55 per share and warrants to purchase 442,636 shares of common stock at an exercise price of $1.10 per share. The warrants have a term of five years. These transactions were exempt from registration in reliance on the exemptions under Section 3(a)(9) and Section 4(2)of the Securities Act of 1933.

On July 27, 2005, the Company exchanged 4,149,373 shares of common stock for all of the outstanding shares of its Series A Preferred Stock. The exchange ratio was based on a price for the common stock of approximately $3.615 per share. The transaction was exempt from registration in reliance on the exemptions under Section 3(a)(9) and Section 4(2)of the Securities Act of 1933.

On February 16, 2005, the Company entered into a definitive agreement to sell $2,000,000 of convertible debentures and warrants to Sunra Capital Holdings, Ltd. Under the agreement, Sunra purchased $2,000,000 of debentures for cash. The debentures converted into common stock on July 27, 2005 as described above. In addition to the debentures, Sunra acquired warrants to purchase 333,333 shares of common stock at an exercise price of $1.05 per share. The transaction was exempt from the registration provisions of the Securities Act pursuant to Section 4(2) of the Act and Rule 506 thereunder. Sunra Capital Holdings is an accredited investor as defined in Regulation D.

On May 26, 2006, Registrant closed a $2,500,000 bridge financing. Registrant issued notes in the principal amount of $2,500,000 and issued warrants to purchase 1,250,000 shares of Common Stock. The notes bear interest at 10% per annum and interest is payable quarterly commencing June 30, 2006. The principal and accrued interest is due and payable March 29, 2011. In the events that Registrant completes an equity financing on or prior to September 30, 2007 in the amount of at least $2,000,000 , the notes will automatically convert into shares of the class of equity issued in the financing at the same price. In the event such an equity financing is not completed by September 30, 2007, or in the event of a sale or merger of Registrant to or into another company prior to September 30, 2007, the notes will be convertible into common stock at $.54 per share. The warrants are exercisable immediately and expire on March 29, 2011. The warrants have an exercise price of $.40 per share. The notes and warrants were sold to investors who are accredited investors as defined in Rule 501 of Regulation D. No commissions were paid with respect to the sale of the notes and warrants. The sale of the notes and warrants was exempt from registration under the Securities Act of 1933 by virtue of Section 4(2) thereof and Regulation D promulgated thereunder.

On August 22, 2006, Registrant issued convertible debentures and warrants in the amount of $500,000. The debentures bear interest at 10% per annum with interest payable semi-annually on first business day if the months of March and September, commencing March 1, 2007. In the event that Registrant completes an equity financing on or prior to September 30, 2007 in the amount of at least $2,000,000 , the notes will automatically convert into shares of the class of equity issued in the financing at the same price. In the event such an equity financing is not completed by September 30, 2007, or in the event of a sale or merger of Registrant to or into another company prior to September 30, 2007, the notes will be convertible into common stock at $.40 per share. . The principal is due and payable on August 22, 2011. In addition to the debentures, warrants were issued to the debenture holders to purchase 450,000 shares of common stock at exercise price of $0.40 per share. The warrants are immediately exercisable and expire on August 22, 2011. Craig-Hallum Capital Group LLC received a commission of $35,000 and warrants to purchase 50,000 shares for services in connection with this financing. The sale of the notes and warrants was exempt from registration under the Securities Act of 1933 by virtue of Section 4(2) thereof and Regulation D promulgated thereunder.

In October, 2006, the Company entered into agreements to sell for cash common stock and warrants in an aggregate amount of $3,100,000. The Company will issue 8,860,714 shares of common stock at a price of $.35 per share and will issue warrants to purchase an additional 2,215,179 shares of common stock at an exercise price of $.50 per share. The warrants expire, if not previously exercised, on October 9, 2011. As a result of this financing, convertible notes in the principal amount of $3,000,000 plus accrued interest in the amount of $122,792 will convert into 8,922,271 shares of common stock at a conversion price of $.35 per share. In addition, warrants to purchase an additional 357,143 shares of common stock at an exercise price of $.50 per share will be issued to holders of the notes.

In November 2006, Registrant sold an additional 1,857,143 shares of common stock at $0.35 per share raising an additional $650,000. Along with the shares of common stock, the new shareholders were issued 464,286 in warrants to purchase additional shares at $0.50 per share. The warrants expire, if not previously exercised, on November 6, 2011.

Craig Hallum Capital Group LLC received commissions of $262,587 and warrants to purchase 750,250 shares of common stock for investment banking services in connection with the October and November 2006 financings.

The shares and warrants in the October and November 2006 financings were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. The conversion of the notes into shares of common stock and warrants was exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

Item 27. Exhibits

Exhibit

Number	Exhibit Description

3.1        Bylaws of the Company, as amended and restated on September 23, 2004.  (Incorporated by reference to Form 10-K for the year ended September 25, 2004.)

3.2        Articles of Amendment to Articles of Incorporation of PhotoWorks, Inc. dated February 9, 2000. (Incorporated by reference to Exhibit 3.1 filed with the Company's Form 8-K filed February 16, 2000.)

3.3        Articles of Amendment to Articles of Incorporation of PhotoWorks, Inc. dated April 24, 2001. (Incorporated by reference to Exhibit 3.1 filed with the Company's 8-K filed April 27, 2001.)

3.4        Articles of Correction to Articles of Incorporation of PhotoWorks, Inc dated April 25, 2001. (Incorporated by reference to Exhibit 3.2 filed with the Company's 8-K filed April 27, 2001.)

3.5        Third Amendment to Articles of Incorporation of PhotoWorks, Inc. (Incorporated by reference to Form 8-K filed July 19, 2005)

3.6           Amendment to Articles of Incorporation of PhotoWorks, Inc. (Incorporated by reference to Form 8-K filed June 22, 2006)

5.1*	Opinion of Heller Ehrman LLP
4.1	Form of Warrant (Incorporated by reference to Form 8-K dated June 2, 2006)

4.2	Form of Convertible Note (Incorporated by reference to Form 8-K dated June 2, 2006)

10.1    Employment Agreement with Philippe Sanchez dated October 3,  2003. (Incorporated by reference to Exhibit 10.26 filed with Company's Annual Report on Form 10-K for the year ended September 27, 2003.)

10.2         Separation Agreement with Philippe Sanchez dated July 27, 2006. (Incorporated by reference to Form 8-K dated July 31, 2006)

10.3         Non-Qualified Stock Option Agreement with Philippe Sanchez dated October 17, 2003  (Incorporated by reference to Exhibit 10.28 filed with the Company's Annual Report on Form 10-K for the year ended September 25, 2004.)

10.4         Employment Agreement with Andrew Wood dated August 16, 2006 (Incorporated by reference to Form 8-K dated August 11, 2006)

10.5    Photofinishing Services Agreement with District Photo dated January 18, 2005 (Exhibit for which confidential treatment has been granted) (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.6    Employee Performance Incentive Program (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.7    Convertible Note, Warrant and Common Stock Purchase Agreement dated February 16, 2005 between PhotoWorks, Inc. and Sunra Capital Holdings, Ltd. (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.8    Investor Rights Agreement dated February 16, 2005 among PhotoWorks, Inc., Sunra Capital Holdings, Ltd., Orca Bay Partners, Madrona Venture Fund I-A, L.P., Madrona Venture Fund I-B, L.P., Madrona Managing Director Fund, LLC, and Matinicus LP (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.9    Amended and Restated Investor Rights Agreement dated February 16, 2005 among PhotoWorks, Inc., Sunra Capital Holdings, Ltd., Orca Bay Partners, Madrona Venture Fund I-A, L.P., Madrona Venture Fund I-B, L.P., Madrona Managing Director Fund, LLC, Tim and Alexa Carver, Stanley McCammon, Aaron Singleton and Matinicus LP (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.10    Share Exchange Agreement dated February 16, 2005 among PhotoWorks, Inc. and the holders of Series A Preferred Stock named therein (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.11    Amendment to Subordinated Debentures dated February 16, 2005 between PhotoWorks, Inc. and Matinicus LP (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.12    First Amendment to Amended and Restated Investor Rights Agreement Dated February 16, 2005 of PhotoWorks, Inc. and Consent and Waiver dated February 16, 2005. (Incorporated by reference to Form 10-Q for the quarter ended June 25, 2005.)

10.13       Convertible Note and Warrant Purchase Agreement dated May 31, 2006. ((Incorporated by reference to Form 8-K dated June 2, 2006)

10.14       Investor Rights Agreement dated May 31, 2006 (Incorporated by reference to Form 8-K dated June 2, 2006)

10.15       Common Stock and Warrant Purchase Agreement dated October 5, 2006 (Incorporated by reference to Form 8-K dated October 10, 2006)

10.16       2005 Equity Incentive Compensation Plan. Incorporated by reference to Appendix A to the Company's definitive proxy statement for the annual meeting of shareholders held on June 28, 2005

10.17       Incentive Stock Option Plan, as amended and restated as of April 1, 1996. (Incorporated by reference to Exhibit 10.1 filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 1996.)

10.18       Form of Incentive Stock Option Agreement. (Incorporated by reference to Exhibit 10.2 filed with the Company's Registration Statement on Form S-8, file no. 33-24107.)

10.19       Form of Stock Option Agreement. (Incorporated by reference to Exhibit 10.4 filed with the Company's Registration Statement on Form S-8, file no. 33-24107.)

10.20       1999 Employee Stock Option Plan dated October 20, 1999. (Incorporated by reference to Exhibit 10.10 filed with the Company's Annual Report on Form 10-K for the year ended September 25, 1999.)

10.21       PhotoWorks, Inc. 1999 Stock Incentive Compensation Plan (Incorporated by reference to Form S-8 Filing dated May 24, 2000, File # 333-37698.)

10.22       PhotoWorks, Inc. 1999 Stock Incentive Compensation Plan as amended and PhotoWorks, Inc. Individual Nonqualified Option Agreements. (Incorporated by reference to the Form S-8 filing dated May 16, 2001, File #333-61048.)

10.23       PhotoWorks, Inc. 1999 Stock Incentive Compensation Plan as amended. (Incorporated by reference to the Form S-8 filing dated April 4, 2003, File #333-104308.)

23.1* Consent of Williams & Webster LLP, Independent Registered Public Accounting Firm.

*	Filed herewith

Item 28. Undertakings

A.	The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information set forth in the registration statement, and

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Seattle, Washington on this 25th day of January, 2007.

PHOTOWORKS, INC.

DATED: January 25, 2007	/s/Andrew Wood

Andrew Wood

President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Wood and Bruce Fischer, or either of them, as her or his attorney in fact, to sign any supplements or amendments to this registration statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE
/s/ Andrew Wood Andrew Wood	President, Chief Executive Officer and Director (Principal Executive Officer)	January 25, 2007
/s/ Bruce Fischer Bruce Fischer	Vice President (Principal Financial and Accounting Officer)	January 25, 2007
/s/ Paul Goodrich Paul Goodrich	Director	January 25, 2007
/s/ Edward C. Holl Edward C. Holl	Director	January 25, 2007
/s/ Mark L. Kalow Mark L. Kalow	Director	January 25, 2007
/s/ Joseph Waechter Joseph Waechter	Director	January 25, 2007

EXHIBIT INDEX

Exhibit

Number	Exhibit Description

3.1        Bylaws of the Company, as amended and restated on September 23, 2004.  (Incorporated by reference to Form 10-K for the year ended September 25, 2004.)

3.2        Articles of Amendment to Articles of Incorporation of PhotoWorks, Inc. dated February 9, 2000. (Incorporated by reference to Exhibit 3.1 filed with the Company's Form 8-K filed February 16, 2000.)

3.3        Articles of Amendment to Articles of Incorporation of PhotoWorks, Inc. dated April 24, 2001. (Incorporated by reference to Exhibit 3.1 filed with the Company's 8-K filed April 27, 2001.)

3.4        Articles of Correction to Articles of Incorporation of PhotoWorks, Inc dated April 25, 2001. (Incorporated by reference to Exhibit 3.2 filed with the Company's 8-K filed April 27, 2001.)

3.5        Third Amendment to Articles of Incorporation of PhotoWorks, Inc. (Incorporated by reference to Form 8-K filed July 19, 2005)

3.6           Amendment to Articles of Incorporation of PhotoWorks, Inc. (Incorporated by reference to Form 8-K filed June 22, 2006)

5.1*	Opinion of Heller Ehrman LLP
4.1	Form of Warrant (Incorporated by reference to Form 8-K dated June 2, 2006)

4.2	Form of Convertible Note (Incorporated by reference to Form 8-K dated June 2, 2006)

10.1    Employment Agreement with Philippe Sanchez dated October 3,  2003. (Incorporated by reference to Exhibit 10.26 filed with Company's Annual Report on Form 10-K for the year ended September 27, 2003.)

10.2         Separation Agreement with Philippe Sanchez dated July 27, 2006. (Incorporated by reference to Form 8-K dated July 31, 2006)

10.3         Non-Qualified Stock Option Agreement with Philippe Sanchez dated October 17, 2003  (Incorporated by reference to Exhibit 10.28 filed with the Company's Annual Report on Form 10-K for the year ended September 25, 2004.)

10.4         Employment Agreement with Andrew Wood dated August 16, 2006 (Incorporated by reference to Form 8-K dated August 11, 2006)

10.5    Photofinishing Services Agreement with District Photo dated January 18, 2005 (Exhibit for which confidential treatment has been granted) (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.6    Employee Performance Incentive Program (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.7    Convertible Note, Warrant and Common Stock Purchase Agreement dated February 16, 2005 between PhotoWorks, Inc. and Sunra Capital Holdings, Ltd. (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.8    Investor Rights Agreement dated February 16, 2005 among PhotoWorks, Inc., Sunra Capital Holdings, Ltd., Orca Bay Partners, Madrona Venture Fund I-A, L.P., Madrona Venture Fund I-B, L.P., Madrona Managing Director Fund, LLC, and Matinicus LP (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.9    Amended and Restated Investor Rights Agreement dated February 16, 2005 among PhotoWorks, Inc., Sunra Capital Holdings, Ltd., Orca Bay Partners, Madrona Venture Fund I-A, L.P., Madrona Venture Fund I-B, L.P., Madrona Managing Director Fund, LLC, Tim and Alexa Carver, Stanley McCammon, Aaron Singleton and Matinicus LP (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.10    Share Exchange Agreement dated February 16, 2005 among PhotoWorks, Inc. and the holders of Series A Preferred Stock named therein (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.11    Amendment to Subordinated Debentures dated February 16, 2005 between PhotoWorks, Inc. and Matinicus LP (Incorporated by reference to Form 10-Q for the quarter ended March 26, 2005.)

10.12    First Amendment to Amended and Restated Investor Rights Agreement Dated February 16, 2005 of PhotoWorks, Inc. and Consent and Waiver dated February 16, 2005. (Incorporated by reference to Form 10-Q for the quarter ended June 25, 2005.)

10.13       Convertible Note and Warrant Purchase Agreement dated May 31, 2006. ((Incorporated by reference to Form 8-K dated June 2, 2006)

10.14       Investor Rights Agreement dated May 31, 2006 (Incorporated by reference to Form 8-K dated June 2, 2006)

10.15       Common Stock and Warrant Purchase Agreement dated October 5, 2006 (Incorporated by reference to Form 8-K dated October 10, 2006)

10.16       2005 Equity Incentive Compensation Plan. Incorporated by reference to Appendix A to the Company's definitive proxy statement for the annual meeting of shareholders held on June 28, 2005

10.17       Incentive Stock Option Plan, as amended and restated as of April 1, 1996. (Incorporated by reference to Exhibit 10.1 filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 1996.)

10.18       Form of Incentive Stock Option Agreement. (Incorporated by reference to Exhibit 10.2 filed with the Company's Registration Statement on Form S-8, file no. 33-24107.)

10.19       Form of Stock Option Agreement. (Incorporated by reference to Exhibit 10.4 filed with the Company's Registration Statement on Form S-8, file no. 33-24107.)

10.20       1999 Employee Stock Option Plan dated October 20, 1999. (Incorporated by reference to Exhibit 10.10 filed with the Company's Annual Report on Form 10-K for the year ended September 25, 1999.)

10.21       PhotoWorks, Inc. 1999 Stock Incentive Compensation Plan (Incorporated by reference to Form S-8 Filing dated May 24, 2000, File # 333-37698.)

10.22       PhotoWorks, Inc. 1999 Stock Incentive Compensation Plan as amended and PhotoWorks, Inc. Individual Nonqualified Option Agreements. (Incorporated by reference to the Form S-8 filing dated May 16, 2001, File #333-61048.)

10.23       PhotoWorks, Inc. 1999 Stock Incentive Compensation Plan as amended. (Incorporated by reference to the Form S-8 filing dated April 4, 2003, File #333-104308.)

23.1* Consent of Williams & Webster LLP, Independent Registered Public Accounting Firm.

*Filed herewith

EXHIBIT 5.1

January 29, 2007

The Board of Directors

PhotoWorks, Inc.

71 Columbia Street

Seattle, Washington 98104

Re:	Registration Statement on Form SB-2

Gentlemen:

This opinion is furnished to PhotoWorks, Inc., a Washington corporation (the “Company”) in connection with the filing of a Registration Statement on Form SB-2 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the proposed sale by shareholders of the Company (the "Selling Shareholders") of up to 18,077,597 shares (the “Shares”) of common stock, $.01 par value (the "Common Stock”), including 4,258,287 shares (“Warrant Shares”) to be acquired upon the exercise of warrants (the “Warrants ”).

We have reviewed, among other things, the Company’s Articles of Incorporation and Bylaws, each as amended, the Warrants, the records of corporate proceedings and other actions taken or proposed to be taken by the Company in connection with the authorization, issuance and sale of the shares of Common Stock and Warrants owned by the Selling Shareholders. We have made such other factual inquiries as we deemed necessary to render this opinion.

Based upon the foregoing and in reliance thereon, it is our opinion that the Shares (exclusive of the Warrant Shares) have been validly issued, and are fully paid and non-assessable. It is our further opinion that, upon exercise of the Warrants in accordance with the terms of the Warrant and receipt by the Company of the consideration for the Warrants Shares, the Warrant Shares will have been validly issued, and will be fully paid and non-assessable.

We express no opinion herein as to the laws of any state or jurisdiction other than the State of Washington and the federal laws of the United States.

We hereby authorize and consent to the use of this opinion as an exhibit to the Registration Statement and to all references to us in the Registration Statement and any amendments thereto.

This opinion is being delivered solely to you in connection with the filing of the Registration Statement and is solely for your benefit and the benefit of holders of the Common Stock. This opinion may not be relied upon by you or the holders of the Common Stock for any other purpose, or relied upon by any other person, firm, corporation or other entity for any purpose, without our prior written consent. We disclaim any obligation to advise you of any change of law that occurs, or any facts, circumstances, events or developments in areas covered by this opinion that occur or that are brought to our attention after the date of this opinion.

Very truly yours,

/s/ HELLER EHRMAN LLP

EXHIBIT 23.1

CONSENT OF WILLIAMS & WEBSTER, P.S., INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated December 29, 2006, with respect to the consolidated financial statements of PhotoWorks, Inc. as of September 30, 2006, and September 24, 2005 and the years ended September 30, 2006 and September 24, 2005 included in the Registration Statement (Form SB-2) and related Prospectus of PhotoWorks, Inc. for the registration of 18,077,597 shares of its common stock.

/S/ WILLIAMS & WEBSTER, P.S.

Williams & Webster, P.S.

Spokane, Washington

January 29, 2007